Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

GOLFSMITH INTERNATIONAL HOLDINGS, INC.,

GOLF TOWN USA HOLDINGS INC.

and

MAJOR MERGER SUB, INC.

Dated as of May 11, 2012

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

ANNEXES

Annex A     Defined Terms

Annex B     Company Knowledge Persons

Annex C     Purchaser Knowledge Persons

EXHIBITS

Exhibit A     Charter

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of May 11, 2012, among GOLFSMITH INTERNATIONAL HOLDINGS, INC., a Delaware corporation (the “Company”), GOLF TOWN USA HOLDINGS INC., a Delaware corporation (“Purchaser”), and MAJOR MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”). Each of the Company, Purchaser and Merger Sub are referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Company, Purchaser and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) with the Company as the Surviving Corporation, in accordance with the General Corporation Law of the State of Delaware (as amended, the “DGCL”);

WHEREAS, the board of directors of the Company (the “Company Board”) formed a committee of the Company Board (the members of which committee are not affiliated with Purchaser or Merger Sub) (the “Transaction Committee”) which at a meeting thereof duly called and held, unanimously adopted resolutions (i) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, and (ii) recommending to the Company Board to approve the Merger and this Agreement and the transactions contemplated hereby (the “Transaction Committee Recommendation”);

WHEREAS, the Company Board, after considering the Transaction Committee Recommendation, at a meeting thereof duly called and held, unanimously adopted resolutions (i) approving and declaring advisable the Merger, this Agreement and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth herein, (ii) resolving that the adoption of this Agreement be submitted to the stockholders of the Company (collectively the “Stockholders” and each, a “Stockholder”) for a vote and (iii) subject to Section 5.2(b) and Section 5.2(c) of this Agreement, resolving to recommend to the Stockholders that they adopt this Agreement;

WHEREAS, the board of directors of Merger Sub has duly approved and declared advisable, and the board of directors of Purchaser has duly approved, this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth herein and Purchaser, in its capacity as sole stockholder of Merger Sub, has agreed to adopt this Agreement following its execution as provided for herein;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the willingness of Purchaser to enter into this Agreement, Atlantic Equity Partners III, L.P., a stockholder of the Company (the “Principal Stockholder”), is entering into a Voting Agreement with Purchaser (the “Voting Agreement”), pursuant to which, among other things, the Principal Stockholder and certain members of the Company’s management who are Stockholders (the “Consenting Officers”) have agreed, on the terms and subject to the conditions set forth in the Voting Agreement, to execute and deliver, on the terms and subject to the conditions set forth therein, a written consent in favor of the adoption of this Agreement, which consent when executed and delivered by the Principal Stockholder and the Consenting Officers will be sufficient to adopt this Agreement without any further action by any other Stockholder and take certain other actions in furtherance of the transactions contemplated by this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, OMERS Administration Corporation (the “Guarantor”), is entering into a limited guarantee in favor of the Company (the “Limited Guarantee”) with respect to certain obligations of Purchaser under this Agreement; and

WHEREAS, the Company, Purchaser and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

The Merger

1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation of the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Article I. The Merger shall have the effects specified in the DGCL.

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York at 9:00 A.M. on the third (3rd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (b) at such other place, date and time as the Company and Purchaser shall agree (the date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”).

1.3 Effective Time. At the Closing, the Parties shall (a) cause a Certificate of Merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL, and (b) make all other filings or recordings required by the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

The Surviving Corporation

2.1 The Certificate of Incorporation. At the Effective Time the certificate of incorporation of the Company as in effect immediately prior to the Effective Time (as amended, the “Charter”) shall be amended and restated, by virtue of the Merger to read as set forth in Exhibit A hereto, until thereafter amended as provided therein or by applicable Law, and in accordance with Section 6.3(f).

2.2 The Bylaws. The Parties shall take all actions necessary so that the bylaws of the Company in effect immediately prior to the Effective Time are amended so as to read in their entirety in the form of the bylaws of Merger Sub in effect immediately prior to the Effective Time and shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or by applicable Law, and in accordance with Section 6.3(f).

2.3 Directors. The Parties shall take all actions necessary so that the members of the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the members of the board of directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

2.4 Officers. The Parties shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE III

Effect of the Merger on Capital Stock;

Exchange of Certificates; Transfer of Uncertificated Shares

3.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any of the Parties or the holder of any shares of capital stock of Purchaser, Merger Sub or the Company:

(a) Merger Consideration. Each share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) issued and outstanding immediately prior to the Effective Time (each, a “Share” and collectively, the “Shares”) (other than (i) Shares owned by Purchaser or any direct or indirect Subsidiary of Purchaser, (ii) Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company and (iii) Shares owned by any Stockholder who has perfected and not withdrawn a demand for or lost appraisal rights pursuant to Section 262 of the DGCL (each such Stockholder, a “Dissenting Stockholder”) (each Share referred to in clauses (i) through (iii) being an “Excluded Share” and collectively, the “Excluded Shares”)), shall be converted into the right to receive $6.10 per Share in cash, without interest (the “Per Share Merger Consideration”, and the aggregate amount for all Shares (other than Excluded Shares), the “Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any Share (other than any Excluded Share) and each uncertificated Share (an “Uncertificated Share”) (other than any Excluded Share) shall thereafter represent only the right to receive the Per Share Merger Consideration and (B) each Certificate formerly representing Shares or Uncertificated Shares owned by a Dissenting Stockholder shall thereafter represent only the right to receive the payment to which reference is made in Section 3.2(f).

(b) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, par value $0.01 per share, of the Surviving Corporation.

3.2 Exchange of Certificates; Transfer of Uncertificated Shares. (a) Paying Agent. At the Effective Time and from time to time thereafter to the extent necessary, Purchaser shall make available or cause to be made available to a paying agent selected no later than five (5) Business Days prior to the Closing Date by Purchaser with the Company’s prior approval (the “Paying Agent”), amounts sufficient in the aggregate to provide all funds necessary for the Paying Agent to make payments of the Merger Consideration as required by Section 3.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). Purchaser shall appoint the Paying Agent pursuant to and on the terms and conditions set forth in an agreement in form and substance reasonably acceptable to the Company. Purchaser shall be responsible for all fees and expenses of the Paying Agent. The Exchange Fund, once deposited with the Paying Agent, shall, pending its disbursement to the Stockholders, be held in trust for the benefit of the Stockholders and shall not be used for any other purpose. The Paying Agent shall invest the Exchange Fund as directed by Purchaser; provided, that such investments shall be in obligations of or guaranteed by the United States of America or in money market funds investing solely in the foregoing. Any interest and other income resulting from any investment of the Exchange Fund as directed by Purchaser shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 3.1(a) shall be promptly returned to Purchaser.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days following the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Stockholder of record (other than holders of Excluded Shares) (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates or Uncertificated Shares, as the case may be, shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(e)) or transfer of the Uncertificated Shares to the Paying Agent, such letter of transmittal to be in customary form and have such other provisions as Purchaser and the Company may agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(e)) or transfer of the Uncertificated Shares in exchange for the Merger Consideration. Upon (A) surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) or (B) receipt of an “agent’s message by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate or transferred Uncertificated Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) equal to the product of (x) the number of (1) Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) or (2) such transferred Uncertificated Shares, multiplied by (y) the Per Share Merger Consideration, and such Certificate or Uncertificated Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or transfer of Uncertificated Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate or transfer of the Uncertificated Shares, as the case may be, representing such transferred Shares may be issued to the transferee of such Shares if the Certificate formerly representing such Shares is presented or such Uncertificated Shares are properly transferred, as the case may be, to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Uncertificated Share is presented to the Surviving Corporation, Purchaser or the Paying Agent for transfer, such Certificate or Uncertificated Share shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article III.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Stockholders for one (1) year after the Effective Time shall be delivered to the Surviving Corporation. Any Stockholder (other than a holder of Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2(e)), or transfer of its Uncertificated Shares, as the case may be, without any interest thereon.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such Person of a bond in reasonable amount and upon such terms as may be reasonably required by Purchaser as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in an amount (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) equal to the product of (x) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (y) the Per Share Merger Consideration.

(f) Appraisal Rights. No Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Purchaser prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to stockholders’ rights of appraisal. The Company shall not, except with the prior written consent of Purchaser, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Purchaser, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Stockholder, Company Option holder or Company Award holder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Merger Sub or Purchaser, as the case may be, such withheld amounts (i) shall be remitted by Purchaser, Merger Sub or the Surviving Corporation, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Stockholder, Company Option holder or Company Award holder in respect of which such deduction and withholding was made by the Surviving Corporation, Merger Sub or Purchaser, as the case may be.

(h) No Liability. Notwithstanding the foregoing, none of the Company, the Surviving Corporation, Purchaser, the Paying Agent or any other Person shall be liable to any other Person in respect of any Per Share Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

3.3 Treatment of Stock Plan—Treatment of Options. (a) Prior to the Effective Time, the Company shall take or cause to be taken all action reasonably necessary to ensure that, at the Effective Time, each outstanding option to purchase Shares granted under the Stock Plan (vested or unvested) (each, a “Company Option”), shall be cancelled and shall only entitle the holder thereof to receive, as soon as reasonably practicable (but not later than five (5) Business Days) after the Effective Time and in accordance with applicable law, the Stock Plan and the applicable award agreement(s), from Purchaser or the Surviving Corporation, solely an amount in cash equal to the product of (x) the total number of Shares subject to such Company Option multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option (the aggregate amount of such cash payable to the holders of all Company Options, the “Option Consideration”) less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.2(g).

(b) Treatment of Company Awards. Prior to the Effective Time, the Company shall take or cause to be taken all action reasonably necessary to ensure that, at the occurrence of the Effective Time, (i) each outstanding deferred stock unit issued pursuant to a Deferred Stock Unit Award Agreement (a “DSU Award Agreement”), (ii) each performance share award issued pursuant to a Performance Share Award Agreement (a “Performance Share Award Agreement”) and (iii) each outstanding restricted stock unit award issued pursuant to a Restricted Stock Award Agreement (“RSU Award Agreement”), in each case under the Stock Plan (each, a “Company Award” and collectively, the “Company Awards”), shall be cancelled and shall entitle the holder thereof to receive, as soon as reasonably practicable (but not later than five (5) Business Days) after the Effective Time and in accordance with applicable Law, the Stock Plan and the applicable award agreement(s), from Purchaser or the Surviving Corporation, solely an amount in cash equal to the product of (x) the number of Shares subject to such Company Award immediately prior to the Effective Time (for this purpose, the number of Shares subject to Company Awards under Performance Share Award Agreements shall be the number of Earned Performance Shares within the meaning of Section 4(a) of each of the Performance Share Award Agreements (as determined by the Company Board in accordance with the Stock Plan prior to the Effective Time based on the most recently available relevant Company financial information at the time of such determination), multiplied by (y) the Per Share Merger Consideration (or, if such Company Award contemplates the payment of a specified exercise price, the excess, if any, of the Per Share Merger Consideration over such exercise price) (the aggregate amount of such cash payable to the holders of all Company Awards, the “Company Award Consideration”), less applicable Taxes required to be withheld with respect to such payment as provided in Section 3.2(g).

(c) Corporate Actions. At or prior to the Effective Time, Purchaser, Merger Sub and the Company shall cooperate in taking all actions reasonably necessary or advisable to effectuate the provisions of Section 3.3(a) and Section 3.3(b) (without expenditure of funds). The Company shall take actions (without expenditure of funds) necessary to ensure that from and after the Effective Time neither Purchaser nor the Surviving Corporation will be required pursuant to any Company Award to deliver Shares of Common Stock or other capital stock of the Company to any Person and that the Stock Plan and any other Share based plan, agreement or arrangement is terminated and of no force or effect.

3.4 Adjustments to Prevent Dilution. If the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration, and any other dependent items, as applicable, shall be equitably adjusted and so adjusted shall, from and after the date of such event be the Per Share Merger Consideration or other dependent item, as applicable.

ARTICLE IV

Representations and Warranties

4.1 Representations and Warranties of the Company. Except (i) as disclosed in the Company Reports filed and publicly available prior to the date hereof and only as to the extent disclosed therein (excluding, in each case, any disclosures set forth (x) under the captions “Forward-Looking Statements” or “Risk-Factors” and (y) in any other section relating to forward-looking statements or risk factors, in each case referred to in clauses (x) and (y) to the extent such disclosures are non-specific and are primarily cautionary or predictive in nature) but only to the extent the relevance of any such disclosure as an exception or qualification to a representation and warranty in this Section 4.1 is reasonably apparent on the face of such disclosure; or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Purchaser on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to Purchaser and Merger Sub as set forth in this Section 4.1; provided, that any disclosure in any section of the Company Disclosure Letter shall only qualify (A) the representation or warranty made in the corresponding Section of this Section 4.1 and (B) other representations and warranties in this Section 4.1 to the extent the relevance of such disclosure to such other representations and warranties is reasonably apparent on its face; provided, further that the exceptions referenced in clause (i) above shall be deemed not to apply with respect to the representations and warranties of the Company in Section 4.1(b), Section 4.1(c), Section 4.1(l) and Section 4.1(r).

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or have such power or authority, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The “Project Green” on-line data site maintained by “IntraLinks” and established by the Company for purposes of the transactions contemplated by this Agreement to the extent the materials made available therein as of 11:59 PM on the date prior to the date hereof (the “Data Room”), contains a complete and correct copy of the certificates of incorporation and bylaws or equivalent organizational documents of the Company and its “Significant Subsidiaries” (as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the U.S. Securities Exchange Act of 1934 (such act, as amended, and the rules and regulations promulgated thereunder, the “Exchange Act”), each as amended to date) and neither the Company nor any such Significant Subsidiary is in violation of any material provision of such organizational documents. Section 4.1(a) of the Company Disclosure Letter accurately and completely lists each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business. Except for any Liens under the Revolving Credit Facility, each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”).

(b) Capital Structure. (i) The authorized capital stock of the Company consists of (x) 25,000,000 Shares, of which 15,927,536 Shares were outstanding as of the close of business on May 11, 2012, and (y) 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares were outstanding as of the close of business on May 11, 2012. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable.

(ii) As of the close of business on May 11, 2012 no Shares were held in Treasury or by Subsidiaries of the Company. The Company has no Shares reserved for issuance except (A) that, as of May 11, 2012, there were 3,167,774 Shares reserved for issuance pursuant to outstanding Company Options and Company Awards granted under the Stock Plan and (B) 483,660 Shares reserved for future grants under the Stock Plan. Section 4.1(b)(ii) of the Company Disclosure Letter accurately and completely lists, as of the date specified therein, each outstanding Company Option and each outstanding Company Award, including the holder, date of grant, date of expiration, number of Shares subject thereto, the terms of vesting (if any), and the exercise price (if applicable).

(iii) Except pursuant to the outstanding Company Options and Company Awards, there are no preemptive or other outstanding rights, options, warrants, phantom stock, conversion, stock appreciation, redemption, or repurchase agreements, arrangements, calls, commitments, rights or awards of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(iv) Upon any issuance of any Shares in accordance with the terms of the Stock Plan, such Shares will be duly authorized, validly issued, fully paid and nonassessable. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter. Except for the Voting Agreement, there are no irrevocable proxies and no voting agreements with respect to any capital stock of, or other equity or voting interests in, the Company.

(c) Corporate Authority and Approval. (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement subject only to adoption of this Agreement by the holders of a majority of the Shares entitled to vote on such matter at a stockholders meeting duly called and held for such purpose or acting by written consent in lieu of a stockholders meeting (the “Company Stockholder Approval”), if required by applicable Law. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) As of the date hereof, at a meeting duly called and held, the Company Board has (A) considered the recommendations of the Transaction Committee with respect to the Merger and this Agreement, (B) adopted resolutions: (x) approving and declaring advisable the Merger, this Agreement and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, (y) resolving that the adoption of this Agreement be submitted to the Stockholders for a vote and (z) subject to Section 5.2(b) and Section 5.2(c), resolving to recommend to the Stockholders that they adopt this Agreement (clauses (x)-(z), the “Company Recommendation”), and (C) subject to Section 5.2(b) and Section 5.2(c), directed that this Agreement be submitted to the Stockholders for their adoption.

(iii) When so executed and delivered in accordance with the Voting Agreement, the Written Consent shall constitute a valid and effective Company Stockholder Approval in compliance with applicable Law and the certificate of incorporation and bylaws of the Company, and no other vote or action of any Stockholder will be necessary under applicable Law, such certificate of incorporation or bylaws or otherwise to adopt this Agreement.

(d) Governmental Filings; No Violations; Certain Contracts. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (C) under the Exchange Act, (D) to comply with state securities or “blue-sky” Laws, (E) required to be made with the Nasdaq Stock Market, and (F) that are required and customary pursuant to any state environmental transfer statutes, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby and thereby, except those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries or, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under, the loss or impairment of any right to own or use or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding the Company or any of its Subsidiaries or, assuming compliance with the matters referred to in Section 4.1(d)(i), any Law to which the Company or any of its Subsidiaries is subject except, in the case of clause (B) above, for any such breach, violation, termination, default, creation, acceleration or loss of right which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company Reports; Financial Statements. (i) The Company has filed or furnished all forms, statements, certifications, reports and documents required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) since December 31, 2011 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and prior to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, as of its respective date, or if amended, as of the date of such amendment, complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, and with the Exchange Act and the rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of its filing date, none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such Company Report has been amended or superseded by a later Company Report filed prior to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reports.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market (the “NASDAQ”).

(iii) The Company is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder.

(iv) Each of the consolidated financial statements included in or incorporated by reference into the Company Reports filed since December 31, 2011 and prior to the date hereof (including the related notes) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of their date and the consolidated results of their operations and cash flows for the respective periods then ended (except, in the case of any unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC, and subject to year-end or period-end audit adjustments), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein. No Subsidiary of the Company is subject to periodic reporting requirements of the Exchange Act.

(v) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15 of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange Act (A) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (B) is accumulated and communicated to the Company’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(vi) The Company’s system of internal controls over financial reporting (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance to the Company’s management and the Company Board regarding the reliability of financial reporting and the preparation of published financial statements for external purposes in accordance with GAAP.

(vii) Neither the Company nor any of its Subsidiaries has entered into any Affiliate Transaction that has not been disclosed in the Company Reports.

(f) Absence of Certain Changes or Events. Except for this Agreement and the Voting Agreement and the transactions contemplated by this Agreement and the Voting Agreement, since January 1, 2012 (i) through the date of this Agreement, (A) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (B) neither the Company nor any of its Subsidiaries has taken any action, or authorized, announced an intention to take or committed or agreed in writing or otherwise to take any action that, if taken between the date of this Agreement and the Closing Date, would constitute a breach of Section 5.1(a), 5.1(b), 5.1(c), 5.1(f), 5.1(j), 5.1(l) or 5.1(m) and (ii) no event, circumstance, development, state of facts, occurrence, change or effect has occurred which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) Litigation and Liabilities. (i) There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or their respective properties or assets that (A) would have, individually or in the aggregate, a Company Material Adverse Effect or (B) as of the date hereof, would prevent or materially impair or delay the consummation of the Merger and the other transactions contemplated by this Agreement. There are no material judgments, orders, decrees, injunctions, awards, or settlements, whether civil, criminal or administrative, outstanding against the Company or any of its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries has any obligations or liabilities, except for (A) obligations or liabilities set forth in the consolidated financial statements included in or incorporated by reference into the Company Reports or disclosed in any footnotes thereto, (B) obligations or liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2011, (C) obligations or liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (D) liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement.

(h) Employee Benefits.

(i) All material benefit and compensation plans, Contracts, policies or arrangements which provide for ongoing or future obligations of the Company or its Subsidiaries covering current or former employees, directors, or individual consultants of the Company and its Subsidiaries (the “Employees”), including, without limitation, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based incentive, bonus, change in control, employment, retention, termination, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance, scholarship and all other material compensation or employee benefit plans, policies, agreements, or arrangements (the “Benefit Plans”) are listed in Section 4.1(h) of the Company Disclosure Letter. True and complete copies of all Benefit Plans and, if applicable with respect to any Benefit Plans, any trust instruments, insurance contracts or other funding mechanism, most recent determination or opinion letters, summary plan descriptions and Form 5500s for the two (2) most recent years are contained in folder 4.2.2 in the Data Room.

(ii) Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received, or has timely requested, a favorable determination letter or opinion letter from the Internal Revenue Service (the “IRS”) and no event has occurred and no condition exists that would reasonably be expected to result in the revocation of, or failure to issue, any such determination letter or opinion letter or which would reasonably be expected to cause the loss of qualification under Section 401(a) of the Code or exemption from federal income taxation under Section 501 of the Code or, except for liabilities, penalties and taxes that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the imposition of any liability, penalty or tax under ERISA or the Code. Neither the Company, nor any of its Subsidiaries and any trade or business (whether or not incorporated) which is or has ever been under common control, or which is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) has in the last six (6) years contributed or has been obligated to contribute to any “employer pension plan” as defined in Section 3(2) of ERISA, covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA.

(iii) (A) Each Benefit Plan is in material compliance with applicable Law and has been administered and operated in all material respects in accordance with its terms; (B) all payments and contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any Benefit Plan to any participant (or their beneficiaries) or under funds or trusts established under such Benefit Plan or by applicable Law have been made by the due date thereof (including any valid extension), and all payments and contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued for in the financial statements included in or incorporated by reference in the Company Reports or accrued for in the books and records of the Company since the latest Company Reports in accordance with past practice, in each case on or prior to the Closing Date, and, with respect to each Benefit Plan, all reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the Department of Labor or any other Governmental Entity, or to the participants or beneficiaries of such Benefit Plan, have been filed or furnished on a timely basis, except, in each such case, as would not reasonably be expected to result in a material liability of the Company; (C) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Benefit Plan that would reasonably be expected to result in the imposition on the Company of a material penalty pursuant to Section 502 of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975 of the Code; (D) no Benefit Plan provides for post-

employment or retiree welfare benefits, except as required by applicable Law; (E) no liability, claim, action, litigation, suit, audit or, to the knowledge of the Company, inquiry by any Governmental Entity, proceeding or lawsuit has been made, commenced or, to the knowledge of the Company, threatened with respect to any Benefit Plan, the assets of any of the trusts under any Benefit Plan or any Benefit Plan sponsor or administrator, or against any fiduciary of any Benefit Plan with respect to the operation of any Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of denied such claims) that would reasonably be expected to result in a material liability of the Company; (F) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby and thereby, will, either alone or in connection with any other event(s): (u) result in any payment becoming due to any Employee under any Benefit Plan, (v) result in any excess parachute payment (within the meaning of Section 280G of the Code) under any Benefit Plan, (w) cause the acceleration of the time of payment, funding or vesting of any benefits under any Benefit Plan, (x) increase any amount payable under any Benefit Plan, (y) require any contributions or payments to fund any obligations under any Benefit Plan, or (z) limit the right to merge, amend or terminate any Benefit Plan (except any limitations imposed by any applicable Law); (G) the Company does not have any contractual obligation to make any gross-up payments as a result of the excise taxes imposed by Section 4999 of the Code or the additional income taxes imposed by Section 409A of the Code; and (H) neither the Company nor any Subsidiary of the Company maintains any Benefit Plan outside of the United States primarily for the benefit of Employees working outside the United States.

(i) Compliance with Laws; Licenses. Since the Applicable Date, the businesses of the Company and its Subsidiaries have been conducted in compliance with all federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), except for such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for any investigations, the outcomes of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or has been threatened in writing. Each of the Company and its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Notwithstanding the foregoing, the representations and warranties contained in this Section 4.1(i) do not apply to employee benefits plans and related matters, environmental matters, taxes, labor matters, intellectual property or the business practices addressed in Section 4.1(u), which subject matters are addressed in their entirety and exclusively in Section 4.1(h), Section 4.1(m), Section 4.1(n), Section 4.1(o), Section 4.1(p) and Section 4.1(u), respectively.

(j) Material Contracts. (i) Except for (x) this Agreement and (y) the Contracts filed as exhibits to the Company Reports, Section 4.1(j) of the Company Disclosure Letter accurately and completely lists, as of the date hereof, the following Contracts to which the Company or any of its Subsidiaries is a party or by which their properties or assets are bound:

(A) any lease of real or personal property providing for annual base rentals of $250,000 or more in the current year;

(B) any Contract that is both (x) reasonably expected to require annual payments from or to the Company and its Subsidiaries of more than $1,000,000 over the life of such Contract and (y) not cancelable by the Company or such Subsidiary without any financial or other penalty on 180 days or less notice; and

(C) other than with respect to any partnership that is directly or indirectly wholly owned by the Company or any directly or indirectly wholly owned Subsidiary of the Company, any partnership, joint venture, or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than 15% voting or economic interest, or any interest with a book value of more than $5,000,000 without regard to percentage voting or economic interest;

(D) any Contract (other than any Contract whose only parties are the Company and/or any direct or indirect wholly owned Subsidiaries of the Company) relating to indebtedness for borrowed money owing by the Company or any of its Subsidiaries, other than any Contract relating to indebtedness with an outstanding principal amount of less than $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset);

(E) any Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company in a Current Report on Form 8-K since the Applicable Date;

(F) any Contract restricting the payment of dividends or the repurchase of stock or other equity;

(G) any Contract that requires the future acquisition from another Person or future disposition to another Person of assets or capital stock or other equity interest;

(H) any Contract under which the Company or the applicable Subsidiary has agreed to make after the date hereof any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries and other than extensions of trade credit in the ordinary course of business), in any such case which, individually, is in excess of $500,000;

(I) any Contract that involves ongoing limitations, that are material to the Company and its Subsidiaries, taken as a whole, on the ability of the Company or any of its Subsidiaries to compete in any business line or geographic area;

(J) any written Contracts (x) granting the Company or any of its Subsidiaries a license, sublicense or other rights under, or a covenant not to sue with respect to, any Intellectual Property of any Third Party and/or (y) granting any Third Party a license, sublicense or other rights under, or a covenant not to sue with respect to, any Intellectual Property of the Company or any of its Subsidiaries, excluding, in each of (x) and (y) any licenses for commercially available “off-the-shelf” software for a license fee of no more than $200,000 per year; and

(K) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the Company or any of its Subsidiaries continues to be obligated not to acquire assets or securities of the other party or any of its Affiliates (the Contracts described in clauses (A) – (K), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(ii) A copy of each Material Contract is contained in the Data Room and each such Material Contract is valid, binding and enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, the Company and its Subsidiaries and, to the knowledge of the Company, the other parties thereto, are not in default or breach in any respect under the terms of any such Material Contract, except for such defaults or breaches that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received written notice from any other party to a Material Contract of the existence of any event, or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any Material Contract.

(k) Real Property. (i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) the Company or one of its Subsidiaries, as applicable, has good and valid title in fee simple to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. No condemnation proceeding is pending or, to the knowledge of the Company, threatened which would preclude or impair the use of any such Owned Real Property by the Company or any of its Subsidiaries for the purposes for which it is currently used.

(ii) Section 4.1(k)(ii) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property.

(iii) With respect to the real property leased or subleased to the Company or its Subsidiaries (the “Leased Real Property”), the lease or sublease for each such property is valid, binding and enforceable against the Company or one of its Subsidiaries in accordance with its terms, subject to the Bankruptcy and Equity Exception, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and there exists no default or event, occurrence, condition or act (including the Merger) in respect of or on the part of the Company or any of its Subsidiaries which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default or event of default under any such lease or sublease, except in each case, for such breaches or defaults, that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, all of the covenants to be performed by any other party under any such lease or sublease of Leased Real Property have been fully performed by such Person except for any such failures to perform which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one of its Subsidiaries has good and valid leasehold interests in the Leased Real Property described in each lease or sublease for such property, free and clear of any and all Encumbrances (other than the applicable lease or sublease) other than those the presence of which have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In each case, the Company or one of its Subsidiaries has been in peaceable possession of such Leased Real Property since the commencement of the original term of such lease or sublease.

(iv) For purposes of this Section 4.1(k) only, “Encumbrance” means (A) any mortgage or deed of trust or any easement, right of way, encroachment, covenant, or other restriction or encumbrance of any kind in respect of such asset; (B) Liens for Taxes, assessments or other charges by Governmental Entities or (C) imperfections of title, zoning, building code or planning restrictions or regulations, permits, restrictive covenants, encroachments, rights of way and other restrictions or limitations on the use of the Owned Real Property, but specifically excludes: (a) specified encumbrances described in Section 4.1(k)(iv) of the Company Disclosure Letter (excluding Liens securing debt for borrowed money on Owned Real Property and any Liens securing debt for borrowed money of the Company or any of its Subsidiaries on Leased Real Property other than any such Lien that will be satisfied on or prior to the Closing Date); (b) encumbrances for Taxes or other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings for which adequate reserves have been made in the books of the Company in accordance with GAAP; (c) Liens for assessments and other governmental charges or mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations in each case for sums not yet due and payable or due but not delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate reserves have been made; (d) Liens arising by Law in the ordinary course of business in connection with workers’ compensation, unemployment insurance or similar types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations in each case for sums not yet due and payable or due but not delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings for which adequate reserves have been made; or (e) encumbrances or imperfections of title, zoning, building code or planning restrictions or regulations, permits, restrictive covenants, encroachments, rights of way and other restrictions or limitations on the use of the Owned Real Property that do not, individually or in the aggregate, materially interfere with the conduct of the business of the Company and its Subsidiaries taken as a whole as presently conducted at the affected location.

(l) Takeover Statutes. Assuming the accuracy of the representation contained in Section 4.2(l), the Company Board has taken all actions necessary so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) shall not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. No other similar anti-takeover statute or regulation enacted under state laws in the United States prior to the date hereof applicable to the Company (each, a “Takeover Statute”) is applicable to the Merger or the other transactions contemplated hereby. No anti-takeover provision in the Company’s certificate of incorporation or bylaws is applicable to the Company in connection with the Merger, the Shares or the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are and, in the past five (5) years, have been in compliance with all applicable Environmental Laws (including all obligations to obtain, maintain and comply with all permits and authorizations required under Environmental Laws); (ii) no property owned, leased or operated by the Company or any of its Subsidiaries is contaminated with Hazardous Substances requiring remediation under any Environmental Law and, to the Company’s knowledge, there have been no releases of any Hazardous Substances at any such property or at any other location, that would reasonably be expected to result in a claim against the Company or any of its Subsidiaries under Environmental Law which matters remain unresolved; (iii) neither the Company nor any of its Subsidiaries has received any written notice or claims alleging noncompliance with or liability under any Environmental Law; and (iv) neither the Company nor any of its Subsidiaries is subject or party to any agreement, order, judgment or decree by or with any Governmental Entity or Third Party pursuant to which the Company or any of its Subsidiaries has assumed, incurred or suffered any liability or obligation under any Environmental Law involving uncompleted, outstanding or unresolved requirements on the part of the Company or its Subsidiaries.

(n) Taxes. (i) The Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (B) have paid all material amounts of Taxes (as defined below) that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or Third Party, except with respect to matters contested in good faith. The Data Room contains true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2008, 2009 and 2010.

(ii) As of the date hereof, neither the Company nor any of its Subsidiaries has engaged in any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).

(iii) There are no (i) examinations or audits by any Governmental Entity of any material Tax Return of the Company or any of its Subsidiaries underway, and (ii) extensions or waivers of the limitation period applicable to any material Tax Return of the Company or any of its Subsidiaries in effect. No Legal Action is pending (or, to the knowledge of the Company, is being overtly threatened in writing) by any Governmental Entity against the Company or any of its Subsidiaries in respect of any material Tax. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of any Tax liability from any Governmental Entity that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect

(iv) Neither the Company nor any Company Subsidiary has been a member of any combined, consolidated or unitary group for which it is or will be liable for Taxes under principles of Section 1.1502-6 or any similar or analogous provision of any state, local, or foreign law of the Treasury Regulations, except for any such group of which the Company is the common parent for U.S. federal income tax purposes.

(v) Neither the Company nor any Company Subsidiary is a party to any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement, other than (A) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company or any Subsidiary of the Company, (B) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to (y) personal property leased, used, owned or sold in the ordinary course of business, or (z) the provision of services, (C) any provision of any employment agreement compensating an employee for any increase in taxation of such employee’s income resulting from the performance of work for the Company or any Subsidiary of the Company outside of such employee’s country of residence, (D) agreements for international income Tax credits entered into by the Company or any Subsidiary of the Company in the ordinary course of business, (E) any agreement between the Company and any Subsidiary of the Company or between two or more Subsidiaries of the Company, and (F) customary tax indemnifications contained in credit or other commercial lending agreements.

(vi) Neither the Company nor any of its Subsidiaries (A) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or non-U.S. law that is currently in effect, (B) has agreed to, requested, or is required to include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) by reason of a change in accounting method or otherwise, which adjustments would apply after the Merger or (C) is subject to any private letter ruling of the IRS or comparable rulings of any taxing authority.

(vii) As of the date hereof, the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o) Labor Matters. Section 4.1(o) of the Company Disclosure Letter lists each collective bargaining agreement or other Contract with a labor union or labor organization, as of the date hereof, to which the Company or any of its Subsidiaries is a party or by which they are otherwise bound (collectively, the “Company Labor Agreements”). Neither the Company nor any of its Subsidiaries is the subject of any proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization other than proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no pending, or to the Company’s knowledge, threatened, nor has there been for the past two (2) years (or such shorter period as the Company has owned the applicable Subsidiary), any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, Section 4.1(o) of the Company Disclosure Letter sets forth all material organizational efforts for the past two (2) years with respect to the formation of a collective bargaining unit involving Employees of the Company or any of its Subsidiaries, as of the date hereof, other than those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any Third Party (including any labor union or labor organization) to any payments under any of the Company Labor Agreements. The Company and its Subsidiaries are and, for the past two (2) years (or such shorter period as the Company has owned the applicable Subsidiary), have been in compliance with all applicable Laws relating to labor or employment relations or practices (including, but not limited to, terms and conditions of employment, management-labor relations, wage and hour issues, immigration and occupational safety and health), except for such non-compliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are and, for the past two (2) years (or such shorter period as the Company has owned the applicable Subsidiary), have been in compliance with the federal Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law (including, but not limited to, any state Laws relating to plant closings or mass layoffs) (collectively, “WARN”), and the Company and its Subsidiaries have not incurred any liability or obligation under WARN which remains unsatisfied, except in each case for such non-compliance, liability or obligation that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There has been no “mass layoff” or “plant closing” (as such terms are defined by WARN) with respect to the Company or any of its Subsidiaries within the last six (6) months preceding the date hereof.

(p) Intellectual Property. (i) The Company or its Subsidiaries own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property used or held for use in, or necessary to conduct, the business of the Company or its respective Subsidiary as presently conducted free and clear of all Liens other than Permitted Liens, except where the failure to own, license, sublicense or otherwise possess legally enforceable rights to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Section 4.1(p)(ii) of the Company Disclosure Letter sets forth a true and complete list of all Registered Intellectual Property owned by the Company or any of its Subsidiaries (the “Company Intellectual Property”), indicating for each listed item the record owner, the registration or application number and date and the applicable filing jurisdiction. To the knowledge of the Company, the material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, that is either an issued patent or registration for other Intellectual Property is valid, enforceable and in full force and effect.

(iii) To the knowledge of the Company, none of the Company Intellectual Property, the products or services of the Company or any of its Subsidiaries or the conduct of the business or operations of the Company or any of its Subsidiaries as currently conducted have infringed, misappropriated or otherwise violated, or are infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Third Party, other than such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received in the past two (2) years any notice of any claim alleging any infringement, misappropriation or other violation of any Intellectual Property rights of any Third Party or challenging any ownership, use, validity or enforceability of any Company Intellectual Property, other than such claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) To the knowledge of the Company, no Third Party is infringing, violating or misappropriating any of the Company Intellectual Property or other Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, except for infringements, violations or misappropriations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(v) The Company and each of its Subsidiaries have taken reasonable security measures to protect the confidentiality of all material Trade Secrets owned by or licensed to the Company or any of its Subsidiaries and any confidential information of any Person to whom the Company or any of its Subsidiaries owes a confidentiality obligation. To the knowledge of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with its respective privacy policies and processes personally identifiable information in a reasonably secure manner using commercially reasonable technical measures.

(vi) Neither the Company nor any of its Subsidiaries owns any proprietary software material to the operations of the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, the information technology systems owned, leased or licensed by the Company and its Subsidiaries are sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. To the knowledge of the Company and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) such information technology systems are operating, as of the date hereof, in a manner that is sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted, and (B) since January 1, 2012, there has not been any unauthorized use of or access to, or any breach of any security safeguards with respect to, any such information technology systems or any data or information stored thereon.

(q) Insurance. Section 4.1(q) of the Company Disclosure Letter completely and accurately lists all insurance policies of the Company and its Subsidiaries in effect on the date hereof with the insurance companies set forth therein. The Data Room contains such insurance policies. Each insurance policy listed on Section 4.1(q) of the Company Disclosure Letter is valid, binding and enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, all premiums thereon have been paid, and the Company and its Subsidiaries are otherwise in compliance with the terms and provisions of such policies other than any such non-compliance which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have not received either a written notice of or a written notice that would reasonably be expected to be followed by a written notice of cancellation or non-renewal of, any such policy.

(r) Brokers and Finders. No broker, finder or investment banker (other than Lazard) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Purchaser a true, complete and accurate copy of the engagement letter of Lazard in connection with the Merger.

(s) Opinion of Financial Advisor. The Company Board has received the opinion of Lazard to the effect that, as of the date of such opinion and subject to and based on the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be paid in the Merger to holders of Shares (other than as set forth in such opinion) is fair, from a financial point of view, to such holders. A complete copy of the written opinion will promptly be made available to Purchaser, solely for informational purposes, after receipt by the Company. It is agreed and understood that such opinion is for the benefit of the Company Board (in its capacity as such) and may not be relied on by Purchaser or Merger Sub.

(t) Information Supplied; Information Statement. The Information Statement will, on the date filed with the SEC and on the date it is first mailed to the Stockholders, (x) comply as to form in all material respects with the Exchange Act and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Purchaser or Merger Sub or any of their respective Representatives.

(u) Certain Business Practices. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, neither the Company nor any of its Subsidiaries (nor any of their respective officers, directors or employees, while acting on behalf of the Company or its Subsidiaries) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was in violation of the Laws of any federal, state, local or foreign jurisdiction, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, executive orders imposing or regulations implementing economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, and any applicable anti-money laundering laws.

4.2 Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub each hereby represents and warrants to the Company as set forth in this Section 4.2:

(a) Organization, Good Standing and Qualification. Each of Purchaser and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Purchaser has delivered to the Company a complete and correct copy of the certificate of incorporation and bylaws of each of Purchaser and Merger Sub, each as amended to the date hereof and neither Purchaser nor Merger Sub is in violation of any material provision of its respective certificate of incorporation or bylaws.

(b) Corporate Authority. Each of Purchaser and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger and the other transactions contemplated by this Agreement and the Voting Agreement. Except for the approval of Purchaser as the sole stockholder of Merger Sub (which approval Purchaser shall effect on the date hereof immediately following the execution of this Agreement), the execution, delivery and performance of this Agreement and the Voting Agreement by Purchaser and Merger Sub, the consummation by each of them of the transactions contemplated hereby and thereby and the performance by each of them of their respective obligations hereunder and thereunder have been duly authorized and approved by the boards of directors of Purchaser and Merger Sub. Except for the approval of Purchaser as the sole stockholder of Merger Sub (which approval Purchaser shall effect on the date hereof immediately following the execution of this Agreement), no other corporate action on the part of either of Purchaser or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement and the Voting Agreement by each of Purchaser and Merger Sub and the consummation of the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Purchaser and Merger Sub and constitutes a valid and binding agreement of Purchaser and Merger Sub enforceable against each of Purchaser and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings and Consents; No Violations; Etc. (i) Other than the filings and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, (C) under the Exchange Act, (D) to comply with state securities or “blue-sky” laws, (E) required to be made with relevant exchanges, if any, and (F) that are required and customary pursuant to any state environmental transfer statutes (the “Purchaser Approvals”), no notices, reports or other filings are required to be made by Purchaser or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the Voting Agreement by Purchaser and Merger Sub or the consummation by Purchaser and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, except those that the failure to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement and the Voting Agreement by Purchaser and Merger Sub do not, and the consummation by Purchaser and Merger Sub of the Merger and the other transactions contemplated hereby and thereby will not, constitute or result in (A) a breach or violation of, or default under, the certificate of incorporation or bylaws of Purchaser or Merger Sub or any of their respective Subsidiaries or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, the loss or impairment of any right to own or use or the creation of a Lien on any of the assets of Purchaser or Merger Sub or any of their respective Subsidiaries pursuant to any Contracts binding Purchaser or Merger Sub or any of their respective Subsidiaries or, assuming compliance with the matters referred to in Section 4.1(c)(i), any Law to which Purchaser, Merger Sub or any of their respective Subsidiaries is subject, except, in the case of clause (B) above, for any such breach, violation, termination, default, creation, acceleration or loss of right which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(d) Financing. Concurrently with the execution of this Agreement, (i) Purchaser has delivered a true, correct and complete copy of an executed commitment letter addressed to Purchaser and the Company, dated the date hereof (the “Equity Commitment Letter”), from OMERS Administration Corporation (the “Equity Investor”) to provide debt and/or equity financing to Purchaser in an aggregate amount not less than $117,370,000 (the “Equity Financing”), and (ii) the Company has delivered to Purchaser an amendment or waiver to the Revolving Credit Facility fully executed by all parties to the Revolving Credit Facility (the “Waiver”) that waives any default or prepayment event that would otherwise result from execution and delivery of this Agreement, the Merger or the transactions contemplated hereby. As of the date hereof, each of the Equity Commitment Letter and, to the knowledge of Purchaser, the Waiver, is in full force and effect and a legal, valid and binding obligation of the parties thereto. Each of the Equity Commitment Letter and, to the knowledge of Purchaser, the Waiver, has not been withdrawn, terminated or otherwise amended or modified in any respect, Purchaser has not received notice of any such withdrawal or termination and no such amendment or modification is contemplated. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or Merger Sub under any term or condition of the Equity Commitment Letter or the Waiver. The Equity Commitment Letter and the Revolving Credit Facility, as modified by the Waiver (collectively, the “Financing Commitment Letters”) constitute, as of the date hereof, the entire and complete agreement between the parties thereto with respect to the financings contemplated thereby, and, except as set forth, described or provided for in the Equity Commitment Letter, (x) there are (1) no conditions precedent to the obligations of the Equity Investor to fund the Equity Financing, or (2) conditions precedent to the effectiveness of the Waiver (the “Debt Financing” and together with the Equity Financing, the “Financing”), and (y) there are no contractual contingencies or other provisions under any agreement (including any side letters) relating to the transactions contemplated by this Agreement to which Purchaser or any of its Affiliates is a party that would permit the Equity Investor or any of the lenders to reduce the total amount of the Financing or impose any additional condition precedent to the availability of the Equity Financing or any additional condition precedent to the availability of the Debt Financing. There are no side letters or other agreements, Contracts or arrangements related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the Financing Commitment Letters. The

Company is a third-party beneficiary of the Equity Commitment Letter. As of the date hereof, assuming the truth and accuracy of the Company’s representations and warranties contained in this Agreement, Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the funding contemplated in the Financing will not be made available to Purchaser and the Company, as the case may be, on a timely basis in order to consummate the transactions contemplated by this Agreement. Purchaser has fully paid any and all fees required by the Waiver to be paid on or prior to the date hereof. Subject to its terms and conditions, the aggregate proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide financing sufficient to pay the aggregate Merger Consideration, the amounts due under Section 3.3, the aggregate amount of any indebtedness of the Company and its Subsidiaries which becomes due and payable in connection with the Merger or the other transactions contemplated hereby (after giving effect to the Waiver), all fees and expenses associated with the Waiver, all other amounts to be paid or repaid by Purchaser under this Agreement (whether payable on or after the Closing Date), all of Purchaser’s and its Representatives’ fees and expenses associated with the Merger and the other transactions contemplated by this Agreement and all fees and expenses of the Company (up to $4,000,000) associated with the Merger and the other transactions contemplated by this Agreement. Concurrently with the execution of this Agreement, Purchaser has delivered to the Company the Limited Guarantee of the Guarantor. The Limited Guarantee is in full force and effect and a legal, valid and binding obligation of the Guarantor, and no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in a breach of, or a default under, the Limited Guarantee on the part of the Guarantor, and the Limited Guarantee guarantees delivery of the Purchaser Breach Termination Fee and Purchaser Financing Termination Fee, on the terms and subject to the conditions set forth therein.

(e) Solvency. As of and after the Effective Time, and after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the Merger Consideration, the incurrence of indebtedness contemplated by the Debt Financing and assuming (i) the Company is Solvent immediately prior to the Effective Time, (ii) the satisfaction of the conditions to Purchaser’s and Merger Sub’s obligation to consummate the Merger as set forth herein, or the waiver of such conditions and (iii) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable the Surviving Corporation and the Surviving Corporation’s Subsidiaries, taken as a whole, will be Solvent. Purchaser and Merger Sub are not (x) causing a transfer of property or incurrence of an obligation in connection with the transactions contemplated hereby and (y) entering into the transactions contemplated hereby, in each case, with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.

(f) Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Purchaser, threatened against Purchaser or Merger Sub or any of their respective properties or assets, as of the date hereof, that would have, , individually or in the aggregate, a Purchaser Material Adverse Effect. There are no material judgments, orders, decrees, injunctions, awards or settlements, whether civil, criminal or administrative, outstanding against Purchaser, Merger Sub or any of their respective Subsidiaries, except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(g) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Purchaser or a direct or indirect wholly owned Subsidiary of Purchaser. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Voting Agreement, the Merger and the other transactions contemplated hereby and thereby.

(h) Brokers and Finders. No broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission from the Company prior to the Effective Time in connection with the transactions contemplated by this Agreement and the Voting Agreement based upon arrangements made by or on behalf of Purchaser or Merger Sub.

(i) Contact with Customers and Suppliers. None of Purchaser, Merger Sub or any of their respective employees, agents, Representatives, financing sources or Affiliates has, without the prior written consent of the Company, directly or indirectly contacted any officer, director, employee, stockholder, franchisee, supplier, distributor, customer or other material business relation of the Company or any of its Subsidiaries prior to the date hereof for the purposes of discussing the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

(j) Certain Arrangements. As of the date hereof, there are no Contracts, undertakings, commitments, agreements, obligations or understandings (i) between Purchaser or Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board, in each case, in his or her individual capacity, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time or (ii) pursuant to which any Stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or, other than the Voting Agreement, pursuant to which any Stockholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

(k) Ownership of Shares. None of Purchaser or Merger Sub, or any of their respective Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Effective Time (other than pursuant to the transactions contemplated hereby) beneficially own, any Shares and none of Purchaser, Merger Sub, or any of their respective Subsidiaries holds any rights to acquire or vote any Shares except as contemplated by this Agreement.

(l) Information Supplied. None of the information supplied or to be supplied by or on behalf of Purchaser or any of its Subsidiaries specifically for inclusion or incorporation by reference in the Information Statement, will on the date filed with the SEC and on the date it is first mailed to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives.

(m) No Other Representations or Warranties; Investigation by Purchaser and Merger Sub; Company’s Liability.

(i) Purchaser and Merger Sub acknowledge that each of them and their respective Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company which each of them and their Representatives have deemed necessary or requested to review, and that each of them and their Representatives have had full opportunity to meet with the Company and the management of the Company to discuss the financial condition, business, operations, results of operations, properties, assets or liabilities of the Company.

(ii) Except for the representations and warranties contained in this Article IV (as qualified by the preamble to this Article IV) and any closing certificate delivered by the Company pursuant to Section 8.2(a), each of Purchaser and Merger Sub acknowledge and agree, to the fullest extent permitted by Law that:

(A) it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or its Subsidiaries or any of their respective Representatives (except the specific representations and warranties of the Company set forth in Section 4.1 as qualified by corresponding disclosures);

(B) none of the Company, any of its Subsidiaries or any of their respective directors, officers, stockholders, members, Employees, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person makes or has made any oral or written representation or warranty, either express or implied (except the specific representations and warranties of the Company set forth in Section 4.1 as qualified by corresponding disclosures), as to the accuracy or completeness of (x) any of the information set forth in management presentations relating to the Company or its Subsidiaries or, except the specific representations and warranties of the Company set forth in Section 4.1 as qualified by corresponding disclosures, any materials contained in the Data Room, including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Company or any Subsidiary of the Company, in “break-out” discussions, in responses to questions submitted by or on behalf of Purchaser, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of the Company, or in any other form, (y) any information delivered or made available pursuant to Section 7.5 or (z) the pro-forma financial information, projections or other forward-looking statements of the Company or any of its Subsidiaries, in each case, in expectation or furtherance of the transactions contemplated by this Agreement; and

(C) none of the Company, any of its Subsidiaries or any of their respective directors, officers, Employees, stockholders, members, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to Purchaser, Merger Sub or any of their respective directors, officers, employees, Affiliates, controlling Persons, agents or Representatives on any basis (including in contract, tort or equity, under federal or state securities Laws or otherwise) based on any information provided or made available, or statements made (including set forth in management summaries relating to the Company provided to Purchaser, except the specific representations and warranties of the Company set forth in Section 4.1 as qualified by corresponding disclosures, any materials contained in the Data Room, in presentations by the Company’s management or otherwise), to Purchaser, Merger Sub or any of their respective directors, officers, employees, Affiliates, controlling Persons, advisors, agents or Representatives (or any omissions therefrom).

ARTICLE V

Covenants of the Company

5.1 Interim Operations. The Company covenants and agrees that, after the date hereof and prior to the Effective Time, its business and the business of its Subsidiaries shall be conducted in the ordinary and usual course in all material respects. To the extent consistent with the foregoing sentence, the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of the Company and its Subsidiaries. Without limiting the generality of the foregoing and in furtherance thereof, from the date hereof until the Effective Time, except (A) as otherwise expressly required or permitted by this Agreement or the Voting Agreement, (B) as Purchaser may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (C) as set forth in Section 5.1 of the Company Disclosure Letter or (D) as required by any applicable Laws (including any requirement of the SEC), the Company will not and will not permit its Subsidiaries to:

(a) adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing documents;

(b) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the stock, or other ownership interests in, or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, joint venture, limited liability company or other entity or division thereof or (ii) any assets that would be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, except purchases of supplies, equipment, services and inventory in the ordinary course of business and except transactions involving only the Company and its wholly owned Subsidiaries;

(c) completely or partially liquidate the Company or adopt a plan of complete or partial liquidation with respect to the Company;

(d) other than (i) Shares issuable under the Company Options outstanding as of the date of this Agreement, (ii) Shares issuable in connection with the Company Awards outstanding as of the date of this Agreement, (iii) at any time after April 30, 2012, awards under the Stock Plan consistent with past practice, (iv) as may be required by the Revolving Credit Facility, and (v) subject to Section 3.3, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(e) make any loans, advances (except for advances to employees in respect of ordinary course business expenses) or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) other than in the ordinary course;

(f) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any agreement with respect to the voting of its capital stock;

(g) other than transactions involving a direct or indirect wholly owned Subsidiary of the Company, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock other than pursuant to the Stock Plan and the Company Awards;

(h) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business pursuant to the Revolving Credit Facility up to the amount at any one time reflected in the applicable “Weekly Borrowing Base Balance” contained in document 10.3.27 in the Data Room plus an additional $5,000,000 and (ii) guarantees incurred in compliance with this Section 5.1 by the Company or any of its direct or indirect wholly owned Subsidiaries of indebtedness of any direct or indirect wholly owned Subsidiary of the Company;

(i) except as set forth in the capital budgets contained in folders 3.1.2.1, 3.3.1, 3.3.2, 3.3.6, 5.10.2 5.10.3, 5.10.4, 10.3.3 and 10.3.16 of the Data Room and consistent therewith, make or authorize any capital expenditures in the aggregate in excess of $500,000;

(j) make any changes with respect to accounting policies or procedures, except as required by Law or changes in applicable GAAP;

(k) waive, release, assign, settle or compromise any material legal action (other than actions that are covered by Section 7.11 hereof), other than (i) in the ordinary course of business in an amount not to exceed $250,000 (net of any amount covered by insurance) and/or (ii) if the loss resulting from such waiver, release, assignment settlement or compromise is reasonably expected to be reimbursed to the Company or any of its Subsidiaries by an insurance policy (subject to any deductible or retention);

(l) other than in the ordinary course of business consistent with past practice, (i) make, revoke or change any material Tax election, (ii) settle or finally resolve any Tax contest with respect to a material amount of Tax, (iii) file any amended income or other material Tax Return that reflects a material increase in the tax liability of the Company, or (iv) prepare or file any material Tax Return other than in a manner consistent in all material respects with past practice, (v) consent to any extension or waiver of the limitation period applicable to any material Tax Return or any claim or assessment in respect of a material amount of Taxes, (vi) enter into any closing agreement relating to any material Tax liability, or (vii) give or request any waiver of a statute of limitation with respect to any material Tax Return;

(m) sell, lease, license, transfer, pledge, mortgage, encumber, grant or dispose of or enter into negotiations with respect to the disposition of any material assets of the Company, including the capital stock of Subsidiaries of the Company, other than (i) the sale of inventory in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iii) other dispositions in the ordinary course of business, (iv) any Permitted Liens or (v) pursuant to any Contract existing and in effect as of the date hereof, true and complete copies of which are contained in the Data Room;

(n) enter into any (i) Contract containing any “change of control” or similar provision that would be triggered by the transactions contemplated hereby, or (ii) Affiliate Transaction;

(o) subject to Section 3.3, except as required pursuant to Contracts in effect prior to the date hereof or any Benefit Plan in effect prior to the date hereof, or as otherwise required by applicable Law and, at any time after April 30, 2012, awards under the Stock Plan consistent with past practice, (i) grant or provide any severance or termination payments or material benefits to any existing or former director, officer employee or consultant of the Company or any of its Subsidiaries, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of or pay any bonus to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries other than with respect to non-executive employees and in the ordinary course, in each case consistent with past practice, or make any new equity awards to any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iii) establish, adopt, amend or terminate any Benefit Plan or arrangement that would be a Benefit Plan if in effect as of the date of this Agreement, or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or (vi) forgive any loans to any current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries; or

(p) agree, authorize or commit to do any of the foregoing.

5.2 Acquisition Proposals. (a) Subject to Section 5.2(b) and Section 5.2(c), neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage, whether publicly or otherwise, the submission of any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to, any Alternative Transaction (an “Acquisition Proposal”), (ii) enter into or participate in any discussions or negotiations, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, or otherwise knowingly cooperate with any Acquisition Proposal, (iii) make a Change of Recommendation, (iv) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an Alternative Transaction (other than an Acceptable Confidentiality Agreement as permitted by this Section 5.2), or (v) amend, terminate or release any third party from the confidentiality, standstill or similar provisions of any agreement to which the Company or any of its Subsidiaries is a party; provided, that the Company shall be permitted to take any of the actions described in the foregoing clause (v) if the Company determines in good faith after consultation with outside legal counsel, that a failure of the Company to take such action could reasonably be expected to be inconsistent with the fiduciary duties of the Company Board. Subject to Section 5.2(b) and Section 5.2(c), the Company shall, and shall cause each of its Subsidiaries and direct its Representatives to immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of their Representatives with respect to any Acquisition Proposal or Alternative Transaction.

(b) Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to the Effective Time (i) the Company receives a written Acquisition Proposal from a Third Party without breaching its obligations under this Section 5.2; and (ii) the Company Board, upon the recommendation of the Transaction Committee, determines in good faith, after consultation with outside legal counsel and a financial advisor, that such Alternative Transaction constitutes or such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal from such Third Party, then the Company may (A) furnish information with respect to the Company and its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to such Third Party making such Acquisition Proposal and (B) enter into, participate and maintain discussions or negotiations with, such Third Party making such Acquisition Proposal; provided, that the Company (x) will not, and will not allow any of its Representatives to, disclose any non-public information to such Third Party without entering into an Acceptable Confidentiality Agreement; and (y) will provide to Purchaser any non-public information concerning the Company or its Subsidiaries provided to such Third Party which was not previously provided to Purchaser as promptly as practicable following its provision to such Third Party. The Company shall notify Purchaser (within forty-eight (48) hours of the Company’s knowledge of any of the events described in clauses (x) or (y) below) of receipt by the Company or any of its Representatives of (x) any Acquisition Proposal or (y) any request for non-public information relating to the Company or any of its Subsidiaries in connection with any Acquisition Proposal, indicating, in connection with such notice, the identity of the Person or group of Persons making such Acquisition Proposal or request and the material terms and conditions related thereto

(including, if applicable, copies of any written Acquisition Proposal or request, including proposed agreements) and thereafter shall keep Purchaser reasonably informed, on a prompt basis (and, in any event, within one (1) Business Day), of any material developments or modifications to the terms and the status of any of the foregoing events described in clauses (x) or (y) above.

(c) Notwithstanding anything in this Agreement to the contrary, if prior to the Effective Time, the Company receives an Acquisition Proposal without breaching its obligations under this Section 5.2, that the Company Board, upon the recommendation of the Transaction Committee, determines in good faith, after consultation with outside legal counsel and a financial advisor and after taking into account all adjustments to the terms of this Agreement that may be offered by Purchaser in accordance with this Section 5.2(c), constitutes a Superior Proposal and the Company Board determines in good faith, upon the recommendation of the Transaction Committee, after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may (i) effect a Change of Recommendation and/or (ii) terminate this Agreement pursuant to Section 9.3(a) to enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company Board may not effect a Change of Recommendation or terminate this Agreement pursuant to Section 9.3(a) unless (A) it gives Purchaser three (3) Business Days’ prior written notice (the “Notice Period”) of its intention to do so (unless at the time such notice is otherwise required to be given there are less than three (3) Business Days prior to the proposed Effective Date, in which case the Company shall provide as much notice as is reasonably practicable) attaching the most current version of all relevant proposed transaction agreements and other material documents, (B) during the Notice Period, the Company, if requested by Purchaser, shall have engaged in good faith negotiations to amend this Agreement (including by making its officers, its legal and financial advisors reasonably available to negotiate in good faith) so that such Alternative Transaction would cease to constitute a Superior Proposal and (C) Purchaser does not make, within such Notice Period, an offer that the Company Board determines in good faith, upon the recommendation of the Transaction Committee, after consultation with its legal and financial advisors, is at least as favorable to the Stockholders as such Superior Proposal. In the event of any material revisions to the applicable Superior Proposal, the Company shall be required to deliver a new written notice to Purchaser and to comply with the requirements of this Section 5.2(c) with respect to such new written notice (to the extent so required).

(d) Nothing contained herein shall prevent the Company from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to the Stockholders if, in the good faith judgment of the Company Board, after consultation with its outside legal counsel, the failure to do so could reasonably be expected to be inconsistent with its fiduciary duties to Stockholders under applicable Law. In no event shall the issuance of a “stop, look and listen statement” (or similar statement pursuant to the requirements of applicable Law) constitute a Change of Recommendation.

(e) Notwithstanding anything in this Agreement to the contrary, if prior to the Effective Time, without breaching its obligations under this Section 5.2, (i) there occurs any fact, change, event, circumstance, occurrence, effect or development that affects or would be reasonably expected to affect the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, that (A) is material, individually or in the aggregate, with any other such fact, change, event, circumstance, occurrence, effect or development, (B) does not involve or relate to an Acquisition Proposal and (C) is not known to the Company Board as of the date hereof, and (ii) the Company Board, upon the recommendation of the Transaction Committee, determines in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties to Stockholders under applicable Law, then the Company Board may make a Change of Recommendation. No Change of Recommendation shall change the approval of the Company Board for purposes of causing any Takeover Statute to be inapplicable to the transactions contemplated by this Agreement and the Voting Agreement.

5.3 Financing Cooperation. (a) Without the written consent of Purchaser the Company will not amend, modify or waive any provision of the Waiver or other provision of the Revolving Credit Facility in a manner, individually or in the aggregate, constituting a Purchaser Material Adverse Effect. If Purchaser seeks any alternative financing contemplated by Section 6.5 hereof (the “Alternative Financing”), the Company shall cooperate promptly, and shall cause its Subsidiaries to cooperate promptly, in each case, using commercially reasonable efforts, in connection with the arrangement of the Alternative Financing, as may be reasonably requested by Purchaser including by (i) participating in meetings (including lender meetings), presentations, due diligence and drafting sessions; (ii) furnishing Purchaser and its financing sources financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Purchaser to consummate the Alternative Financing at the time during the Company’s fiscal year such offerings will be made; (iii) cooperating with, in accordance with and subject to the limitations contained in Section 7.5, prospective lenders involved in the Alternative Financing to provide access to the Company’s and its Subsidiaries’ respective assets, cash management and accounting systems; and (iv) otherwise reasonably cooperating in Purchaser’s efforts to obtain the Alternative Financing (including requesting of the appropriate Persons, and using its good faith efforts to obtain, customary officers certificates and other similar documents as may reasonably be requested by Purchaser); provided, that the Company shall not be required to provide, or cause the Company or any of its Subsidiaries to provide, cooperation under this Section 5.3 that: (A) unreasonably interferes with the ongoing business of the Company or any of its Subsidiaries; (B) causes any representation or warranty in this Agreement to be breached; or (C) causes any condition set forth in Article VIII to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract to which the Company or any of its Subsidiaries is a party or the breach prior to Closing of any Material Contract; and, provided, further, that the effect of any such breach shall be excluded when determining if the conditions set forth in Section 8.2(a) and Section 8.2(b) are satisfied). In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to the Company on the date hereof or is not otherwise prepared in the ordinary course of business of the Company at the time requested by Purchaser or for the failure to obtain any comfort with respect to, or review of, any financial or other information by its accountants.

(b) In no event shall the Company or any of its Subsidiaries be required to pay any commitment or similar fee or incur any liability (including due to any act or omission by the Company or any of its Subsidiaries or any of their respective Representatives) or expense in connection with assisting Purchaser in arranging the Alternative Financing or as a result of any information provided by the Company, any of its Subsidiaries or any of their Affiliates or Representatives in connection therewith. Purchaser shall, from and after the Closing Date or promptly after the termination of this Agreement pursuant to Article IX, (i) promptly upon request by the Company reimburse the Company for all out-of-pocket costs incurred in good faith by the Company and its Subsidiaries in connection with such cooperation and (ii) other than in the case of intentional or willful misconduct by the Company or its Subsidiaries, indemnify and hold harmless the Company, and its Affiliates and Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Alternative Financing or providing any of the information utilized in connection therewith.

5.4 Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Purchaser, Merger Sub, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and by the Merger and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

5.5 Section 16 Matters. The Company Board shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(e) under the Exchange Act to exempt the conversion to cash of all Shares, Company Options and Company Awards by officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Purchaser subject to the reporting requirements of Section 16(a) of the Exchange Act. In furtherance of the foregoing, prior to the Effective Time, the Company Board shall adopt resolutions that specify (i) the name of each individual whose disposition of Shares (including Company Options, Company Awards and other derivative securities with respect to Shares) is to be exempted, (ii) the number of Shares (including Company Options, Company Awards and other derivative securities with respect to Shares) to be disposed of by each such individual and (iii) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act. The Company shall provide to counsel for Purchaser for its review copies of such resolutions to be adopted by the Company Board prior to such adoption.

ARTICLE VI

Covenants of Purchaser

6.1 Conduct of Business of Purchaser. Purchaser shall not, and shall not permit any of its Representatives to, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) take or agree to take any action that would reasonably be expected to (a) delay or prevent the consummation of the Merger or any of the other transactions contemplated by this Agreement or (b) materially interfere with Purchaser’s (or any of its Affiliates’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Purchaser’s and Merger Sub’s obligations under this Agreement.

6.2 Obligations of Merger Sub. Purchaser shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and the Voting Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

6.3 Indemnification; Directors’ and Officers’ Insurance. (a) Without limiting any additional rights that any Indemnified Party may have under any agreement or Benefit Plan as in effect on the date hereof, from and after the Effective Time, Purchaser and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Purchaser and the Surviving Corporation, jointly and severally, shall also advance expenses as incurred to the fullest extent permitted under applicable Law, if requested, upon an undertaking by the Indemnified Party to repay such expenses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified), each present and former director, officer or employee of the Company and its Subsidiaries (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities, including amounts paid in settlement (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Legal Action”), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, that are, in whole or in part, based on or arising out of the fact that such Person is or was a director, officer or employee of the Company or any Subsidiary of the Company, including with respect to the transactions contemplated by this Agreement or serves or served as a fiduciary under, or with respect to, any Employee Benefit Plan at any time maintained by or contributed by the Company or any of its Subsidiaries.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.3, upon learning of any such Legal Action, shall promptly notify Purchaser thereof, but the failure to so notify shall not relieve Purchaser or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such Legal Action (whether arising before or after the Effective Time), (i) Purchaser and the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to Purchaser, promptly after statements therefore are received and otherwise advanced to such Indemnified Party upon request for reimbursement of documented expenses reasonably incurred, (ii) Purchaser and the Surviving Corporation shall cooperate with the defense of such Legal Action, (iii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under applicable Law and the certificate of incorporation or bylaws shall be made by independent counsel mutually acceptable to Purchaser and the Indemnified Party and (iv) neither Purchaser nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in such Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action; provided, that Purchaser and the

Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned). If such indemnity is not available with respect to any Indemnified Party, then Purchaser and the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as appropriate to reflect relative faults and benefits.

(c) Purchaser shall or shall cause the Surviving Corporation or its successor to obtain a single premium directors’ and officers’ liability insurance tail policy with policy terms, limits, amounts and conditions at least as favorable to the directors and officers covered under such directors’ and officers’ liability insurance as the terms, limits, amounts and conditions in the Company’s existing directors’ and officers’ liability insurance (the “Current D&O Insurance”); provided, that in connection with this Section 6.3, Purchaser shall not pay a one-time premium in excess of 300% of the last annual premium paid by the Company prior to the date hereof (such 300% amount, the “Maximum Premium”); provided, further, that if the premium for such insurance exceeds such Maximum Premium, Purchaser shall or shall cause the Surviving Corporation, after consultation with the Company, to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) Purchaser hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Purchaser hereby agrees that (i) Purchaser and the Surviving Corporation are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), (ii) Purchaser and the Surviving Corporation shall be required to advance the full amount of expenses incurred by any such Indemnified Party and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Party may have against any such other Person and (iii) Purchaser and the Surviving Corporation irrevocably waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Purchaser and Surviving Corporation further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Surviving Corporation shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Surviving Corporation.

(e) The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their Representatives and are in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contract or otherwise. If any Indemnified Party is required to bring any action to enforce rights or to collect monies due under this Agreement and is successful in such action, Purchaser and the Surviving Corporation shall reimburse such Indemnified Party for all of its expenses reasonably incurred in connection with bringing and pursuing such action, including, without limitation, reasonable attorneys’ fees and costs.

(f) For the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time (i) (or, in the case of matters occurring at or prior to the Effective Time that have not been resolved prior to the sixth anniversary of the Effective Time, until such matters are finally resolved) Purchaser shall cause the Surviving Corporation to honor, and shall itself honor as if it were the Surviving Corporation, in each case, to the fullest extent permitted by applicable Law, all rights to indemnification or exculpation existing in favor of a director, officer, employee or Employee Benefit Plan fiduciary of the Company or any of its Subsidiaries (including, without limitation, rights relating to advancement of expenses and indemnification rights to which such Persons are entitled), as provided in the certificate of incorporation or bylaws of the Company or any indemnification agreement, in each case, as in effect on the date hereof, and relating to actions or events through the Effective Time and (ii) Purchaser shall, or shall cause the Surviving Corporation to, cause (A) the Charter and Bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnified Parties with respect to limitation of certain liability of directors, officers, employees and agents and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and bylaws of the Company and (B) the certificate of incorporation and bylaws or comparable organizational documents of each Subsidiary of Purchaser to contain the current provisions regarding indemnification of directors, officers, employees and agents which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties.

(g) If Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Purchaser or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Section 6.3.

6.4 Employee Benefits and Compensation. For at least one (1) year following the Closing Date, Purchaser shall provide or cause to be provided to all employees of the Company and its Subsidiaries as of the Closing Date who continue to be employed by the Company and its Subsidiaries thereafter (i) a salary or wage level and bonus opportunity comparable in the aggregate to the salary or wage level and bonus opportunity to which they were entitled immediately prior to the Closing Date and (ii) employee benefits that, in the aggregate, are comparable to the employee benefits that they were entitled to receive immediately prior to the Closing Date (excluding for all purposes of this Section 6.4, equity or equity-based compensation, change in control arrangements, retention arrangements, transaction bonuses and similar arrangements triggered in connection with the transactions contemplated by this Agreement). In lieu of the foregoing, following the Closing, Purchaser may arrange for the employees of the Company and its Subsidiaries to participate in the employee benefit plans of Purchaser or its Subsidiaries (collectively, the “Purchaser Benefit Plans”) on substantially the same terms and conditions as similarly situated employees of Purchaser. Purchaser shall cause the Purchaser Benefit Plans to take into account for purposes of eligibility, benefits (excluding accruals under a defined benefit pension plan) and vesting thereunder service by employees of the Company and its Subsidiaries as if such service were with Purchaser or its Subsidiaries. For purposes of each Purchaser Benefit Plan providing employee welfare benefits to any employee of the Company or its Subsidiaries, Purchaser shall cause such Purchaser Benefit Plans to (x) waive all pre-existing condition exclusions and limitations, waiting periods, evidence of insurability or good health and actively-at-work exclusions with respect to such employees and their dependents to the same extent such exclusions, limitations or other conditions were waived or satisfied under a comparable plan of the Company or its Subsidiaries and (y) take into account any eligible expenses incurred by such employees and their dependents for purposes of satisfying all deductible, co-payment, coinsurance, maximum out-of-pocket requirements and like adjustments or limitations on coverage applicable to such employees and their covered dependents. Nothing in this Agreement, whether express or implied, shall: (a) confer upon any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, or any representative, beneficiary or dependent thereof, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (b) be interpreted to prevent or restrict the Purchaser or its Affiliates from modifying or terminating the employment or terms of employment of any such employee after the Closing Date or (c) be treated as an amendment or other modification of any Benefit Plan or other employee benefit plan or arrangement.

6.5 Financing. Purchaser and Merger Sub acknowledge and agree that obtaining the Debt Financing, or any Alternative Financing, is not a condition to the consummation of the Merger. Purchaser shall obtain the Equity Financing contemplated by the Equity Commitment Letter upon satisfaction or waiver of the conditions to the Closing set forth in Section 8.1 and Section 8.2. Purchaser shall not, and shall not permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that could reasonably be expected to materially impair, delay or prevent consummation of the Debt Financing. In the event any portion of the Debt Financing expires or is terminated or otherwise becomes unavailable on the terms and conditions contemplated in the Revolving Credit Facility and Waiver, Purchaser or the Company, as the case may be, promptly (and in any event within two (2) Business Days) shall notify the other party of such unavailability and the reasons therefor, and Purchaser shall thereafter use its reasonable best efforts to obtain Alternative Financing, including from alternative sources on terms no less favorable to Purchaser than the terms of the Revolving Credit Facility, as promptly as practicable following the occurrence of such event. Purchaser shall (i) keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and Alternative Financing, (ii) provide notice to the Company promptly upon receiving any Alternative Financing and (iii) furnish correct and complete copies of any definitive agreements with respect to the Financing or Alternative Financing to the Company promptly upon their execution. Without limiting the generality of the foregoing, Purchaser and Merger Sub shall give the Company prompt notice (i) of any material breach or default by any other party to any of the Financing Commitment Letters or any other definitive agreements related to the Financing or Alternative Financing of which Purchaser or Merger Sub becomes aware, (ii) of the receipt of (a) any written notice or (b) other written communication, in each case from any Person with respect to any (A) actual or potential material breach or default or any termination or repudiation by any party to any of the Financing Commitment Letters or any other definitive agreements related to the Financing or Alternative Financing of any provisions of the Financing Commitment Letters or any other definitive agreements related to the Financing or Alternative Financing or (B) material dispute or disagreement between or among any parties to any of the Financing Commitment Letters or any other definitive agreements related to the Financing or Alternative

Financing with respect to the obligation to fund or make available the Financing or Alternative Financing or the amount of the Financing or Alternative Financing to be funded or made available at the Closing, and (iii) if at any time, for any reason, Purchaser or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing or Alternative Financing on the terms and conditions (including any market flex) contemplated by any of the Financing Commitment Letters, or any other definitive agreements related to the Financing or Alternative Financing. As soon as reasonably practicable, Purchaser and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii) or (iii) of the immediately preceding sentence. Prior to the Effective Time, neither Purchaser nor Merger Sub shall, without the prior written consent of the Company, amend, modify, supplement or waive any of the conditions or contingencies to funding or the availability of the Financing or Alternative Financing contained in the Financing Commitment Letters (or any definitive agreements related to the Financing or Alternative Financing) to the extent such amendment, modification or supplement or waiver, individually or in the aggregate, could reasonably be expected to have the effect of (i) adversely affecting the ability or likelihood of Purchaser or Merger Sub to timely consummate the Merger and the other transactions contemplated by this Agreement or (ii) amending, modifying or supplementing the conditions or contingencies to the Financing or Alternative Financing in a manner that makes it less likely the Financing or Alternative Financing will be funded or made available or imposing new or additional conditions or expanding any existing condition to the receipt of the Financing or Alternative Financing. In the event all conditions applicable to the Equity Commitment Letter and Waiver have been satisfied, Purchaser shall use its reasonable best efforts to cause the lenders under the Debt Financing and the Equity Investor to fund the Financing and comply with its obligations under the Debt Financing required to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable; provided, that Purchaser shall not be obligated under any provision of this Agreement to commence an action, suit, proceeding or claim against any source of debt financing.

6.6 Voting Agreement. From and after the date hereof, in no event shall Purchaser amend in any material respect, or waive any material requirement under, the Voting Agreement.

ARTICLE VII

Covenants of the Company and Purchaser

7.1 Cooperation. Subject to Section 5.2 and fiduciary obligations under applicable Law, the Company and Purchaser shall cooperate with each other and use (and shall cause their respective Affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on all of the information relating to Purchaser or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Information Statement). In exercising the foregoing rights, each of the Company and Purchaser shall act reasonably and as promptly as practicable.

7.2 Information. The Company and Purchaser each shall, upon request by the other, furnish the other with all information concerning itself, its respective Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Information Statement or any other statement, filing, notice or application made by or on behalf of Purchaser, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

7.3 Antitrust Laws.

(a) Each of the Parties shall file its respective Notification and Report Form required under the HSR Act with respect to the transactions contemplated by this Agreement with the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and pay the required filing fee no later than five (5) Business Days following the date hereof, and request early termination of the waiting period therein.

(b) Each of the Parties shall (i) take all actions necessary to obtain the required consents from Antitrust Authorities, including antitrust clearance under the HSR Act and under any other Antitrust Law, as promptly as practicable, and in any event prior to the Outside Date, and (ii) consult and cooperate with one another in connection with the preparation of their respective Notification and Report Forms, and consider in good faith the views of the other Party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the Merger or any of the other transactions contemplated by this Agreement initiated by any Antitrust Authority.

(c) Each Party shall use its reasonable best efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. In the context of this Section 7.3(c), “reasonable best efforts” shall include, without limitation, the following:

(i) if Purchaser or the Company or any of their respective Subsidiaries receives a formal request for additional information or documentary material from an Antitrust Authority, Purchaser or the Company or such Subsidiaries, as the case may be, shall comply at the earliest practicable date with such formal request;

(ii) Purchaser, Merger Sub or the Company, as the case may be, shall provide the other Party a complete copy of any filing with the Antitrust Authorities (subject to redaction of any material not reasonably needed by the other Party) and each of Purchaser, Merger Sub and the Company shall promptly respond to any request from the other for information or documentation reasonably requested by the other Party in connection with the development and implementation of a strategy and negotiating positions with any Antitrust Authorities; provided, that access to any such filing, information or documentation will, at such Party’s request be restricted to such other Parties’ outside counsel and economists or advisers retained by such counsel;

(iii) each Party shall (A) promptly inform the other Parties of any written communication made to, or received by such Party from, any Antitrust Authority or any other Governmental Entity regarding any of the transactions contemplated hereby, and, subject to applicable Law, if practicable, permit the other Parties to review in advance any proposed written communication to any such Antitrust Authority or other Governmental Entity, as the case may be, and incorporate the other Parties’ reasonable comments, (B) consult with the other Parties in advance of any substantive meeting or discussion with any such Antitrust Authority or Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby and, to the extent permitted by such Antitrust Authority or Governmental Entity, give the other Parties the opportunity to attend, and (C) furnish the other Parties with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand and any such Antitrust Authority or Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated hereby; provided, that access to any written communication, meetings, discussions, correspondence or filings will, at such Party’s request, be restricted to such other Parties’ outside counsel and economists or advisors retained by such counsel;

(iv) Purchaser and Merger Sub shall, at their sole cost, comply with all restrictions and conditions, if any, imposed or requested by any Antitrust Authority with respect to Antitrust Laws in connection with granting any necessary clearance or terminating any applicable waiting period including (1) agreeing to sell, divest, hold separate, license, cause a Third Party to acquire, or otherwise dispose of, any Subsidiary, operations, divisions, businesses, product lines, customers or assets of Purchaser, its Affiliates, the Company or any of its Subsidiaries contemporaneously with or after the Closing and regardless as to whether a Third Party purchaser has been identified or approved prior to the Closing (a “Divestiture”), (2) taking or committing to take such other actions that may limit Purchaser, its Affiliates, the Company or any of its Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, product lines, customers or assets, and (3) entering into any order, consent decree or other agreement to effectuate any of the foregoing; and

(v) Purchaser and Merger Sub shall oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any Order, judgment, decree, injunction or ruling of any Antitrust Authority that could restrain, prevent or delay the Closing, including by defending through litigation, any action asserted by any Person in any court or before any Antitrust Authority, provided, that the Company shall be permitted to participate (at its cost) in all aspects of the defense of such proceedings and Purchaser and Merger Sub shall be responsible for the payment of their own expenses, including legal fees and expenses, in seeking to prevent the entry of any such Order.

(d) Purchaser and Merger Sub shall not unilaterally withdraw its Notification and Report Form without the consent of the Company and the Company agrees that such consent shall not be unreasonably withheld. In the event that Purchaser or Merger Sub withdraws its Notification and Report Form, the Parties agree that the applicable Notification and Report Form shall be re-filed within two (2) Business Days of the date such Notification and Report Form is withdrawn.

(e) Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation could reasonably be expected to: (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the Merger or any other transaction contemplated hereby or the expiration or termination of any applicable waiting period; (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the Merger or any other transaction contemplated hereby; (iii) increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) delay or prevent the consummation of the Merger or any of the other transactions contemplated hereby.

(f) Purchaser shall be responsible for the payment of all filing fees under the HSR Act.

7.4 Status.

(a) Other than with respect to antitrust matters, which shall be governed by Section 7.3, and subject to applicable Laws and the instructions of any Governmental Entity, the Company and Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Purchaser or the Company, as the case may be, or any of their respective Subsidiaries, from any Third Party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Each of the Company and Purchaser shall give prompt notice to the other of any change, fact or condition of which it has knowledge that is reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or of any failure of any condition to Purchaser’s obligations to effect the Merger. Neither the Company nor Purchaser shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

7.5 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Purchaser’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, Tax Returns, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Purchaser all information concerning its business, properties and personnel as may reasonably be requested, provided, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any Trade Secrets of Third Parties or violate any of its obligations with respect to confidentiality if the Company shall have used commercially reasonable efforts to obtain the consent of such Third Party to such inspection or disclosure, (ii) to disclose any privileged information of the Company or any of its Subsidiaries or (iii) to violate any Laws. All requests for information and access made pursuant to this Section 7.5 shall be directed to an executive officer of the Company or such Person as may be designated by the Company’s executive officers. All such information shall be governed by the terms of the Confidentiality Agreement. Any inspection or request for information pursuant to this Section 7.5 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

7.6 Confidentiality. Each of Purchaser and Merger Sub shall comply with and shall use reasonable best efforts to cause their respective officers, employees, agents and Representatives to hold and treat in confidence all documents and information concerning the Company and its Subsidiaries furnished to Purchaser or Merger Sub in connection with the transactions contemplated by this Agreement and the Voting Agreement in accordance with the Confidentiality Agreement, dated June 8, 2011 between the Company and Golf Town Canada, Inc. (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

7.7 Publicity. Purchaser and the Company agree that the initial press release announcing the execution and delivery of this Agreement shall be a joint press release. Thereafter, the Company and Purchaser each shall consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment with respect to the transactions contemplated by this Agreement and the Voting Agreement and prior to making any filings with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, the NASDAQ or by the request of any Governmental Entity. Notwithstanding the foregoing, nothing in this Section 7.7 shall limit the Company’s or the Company Board’s rights to make public statements about its actions under Section 5.2 and Section 9.3(a) without prior consultation.

7.8 Expenses. Except as otherwise provided in Section 9.5, whether or not the Merger is consummated, all costs and expenses (including those payable to Representatives) incurred by any Party to this Agreement or on its behalf in connection with this Agreement or the Voting Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement shall be paid by the Party incurring such expense.

7.9 Approval of the Merger. (a) Subject to Section 5.2 and Section 9.3, the Company, acting through the Company Board, shall, subject to and in accordance with its certificate of incorporation and bylaws, use its reasonable best efforts to seek and obtain, no later than 11:59 PM, New York time, on the first Business Day following the date hereof, the Company Stockholder Approval, by written consent of the Principal Stockholder and the Consenting Officers in the form attached as Exhibit A to the Voting Agreement (the “Written Consent”). The Company shall comply with the DGCL, the bylaws and the certificate of incorporation of the Company and the Exchange Act (including Regulation 14C and Schedule 14C promulgated thereunder) in connection with the Written Consent, including (i) delivering the Information Statement to the Stockholders as required pursuant to the Exchange Act and (ii) giving prompt notice of the taking of the actions described in the Written Consent in accordance with Section 228 of the DGCL to all Stockholders not executing the Written Consent and providing a description of the appraisal rights of Stockholders available under Section 262 of the DGCL and any other disclosures with respect to appraisal rights required by Delaware Law (it being understood that the delivery of the Information Statement to the Stockholders shall constitute such notice).

(b) Promptly following the receipt of the Written Consent, the Company shall prepare and file with the SEC an information statement in accordance with Regulation 14C of the Exchange Act related to the Merger and this Agreement to be sent to the Stockholders (the “Information Statement”). Purchaser and Merger Sub will cooperate with the Company in the preparation of the Information Statement. The Company shall give Purchaser and its counsel the opportunity to review and comment on the Information Statement, and any amendment or supplement thereto, and all responses to requests for additional information by, and replies to comments of, the SEC, (ii) take into good faith consideration all comments reasonably proposed by Purchaser and (iii) not file such document with the SEC prior to receiving the approval of Purchaser, not to be unreasonably withheld, conditioned or delayed; provided, that with respect to documents filed by the Company which are incorporated by reference in the Information Statement, this right of approval shall apply only with respect to information relating to Purchaser or its business, financial condition or results of operations. Each Party shall use reasonable best efforts, after consultation with the other Parties, to respond promptly to all comments of and requests by the SEC with respect to the Information Statement. Each Party will advise the other Parties, promptly after it receives notice thereof, of any request by the SEC for amendment of the Information Statement. The Company will cause the Information Statement to be mailed to the Stockholders as promptly as practicable after the SEC has informed the Company that it has no further comments with respect to the Information Statement; provided, however, that the Company shall have no obligation to mail the definitive Information Statement until after the date the Written Consent is obtained. Each Party shall furnish all information concerning itself and its Affiliates as the Company may reasonably request and/or as required by the rules and regulations promulgated by the SEC under the Exchange Act in connection with the preparation, filing and distribution of the Information Statement. If at any time prior to the Effective Time, any Party discovers any information relating to the Company, Purchaser or any of their respective Affiliates that should be set forth in an amendment or supplement to the Information Statement, so that the Information Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC by the Company, and to the extent required by applicable Law, disseminated to the Stockholders. Each of the Company and Purchaser shall use its reasonable best efforts to ensure that the Information Statement complies as to form in all material respects with the rules and regulations promulgated by the SEC under the Exchange Act.

(c) Immediately following the execution of this Agreement, Purchaser shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the agreement and plan of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement.

7.10 Control of Operations. Nothing contained in this Agreement or the Voting Agreement shall give Purchaser or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

7.11 Stockholder Litigation. The Company shall promptly advise Purchaser orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement or the Voting Agreement, the Merger and/or the transactions contemplated by this Agreement and the Voting Agreement and shall keep Purchaser fully informed regarding any such stockholder litigation. The Company shall give Purchaser the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Purchaser’s advice with respect to such stockholder litigation and shall not settle any such litigation without Purchaser’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

ARTICLE VIII

Conditions

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company’s certificate of incorporation and bylaws.

(b) Information Statement. The Information Statement shall have been mailed to the Stockholders and the minimum time period required by Rule 14c-2 and Schedule 14C under the Exchange Act before the Merger can be effected shall have elapsed since the mailing of the Information Statement.

(c) HSR Act. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and any required approvals thereunder shall have been obtained.

(d) No Injunctions. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement or the Voting Agreement (collectively, an “Order”).

8.2 Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Purchaser at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.1(f)(ii) shall be true and correct in all respects as of the date hereof, (ii) Section 4.1(b)(i), (ii) and (iii) shall be true and correct in all respects (except where the failure to be so true and correct would not reasonably be expected to result in additional Merger Consideration and Company Award Consideration of more than $500,000 in the aggregate), (iii) Section 4.1(c), Section 4.1(d)(ii)(A), Section 4.1(l) and Section 4.1(r) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct in all respects as of such specified date), and (iv) Section 4.1 other than the representations and warranties referred to in clauses (i), (ii) and (iii) of this Section 8.2(a) shall be true and correct (without giving effect to any “material”, “materially”, “Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct as of such specified date), except where the failures of such other representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Purchaser shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the condition set forth in this Section 8.2(a) has been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Purchaser and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any “material”, “materially”, “Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct as of such specified date), except where the failures of such representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Company shall have received at the Closing a certificate signed on behalf of Purchaser and Merger Sub to the effect that the condition set forth in this Section 8.3(a) has been satisfied.

(b) Performance of Obligations of Purchaser and Merger Sub. Each of Purchaser and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Purchaser and Merger Sub by an executive officer of Purchaser to such effect.

8.4 Frustration of Closing Conditions. Neither the Company, on the one hand, nor Purchaser and Merger Sub, on the other hand, may rely on the failure of any conditions set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Article VII.

ARTICLE IX

Termination

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, either before or after the Company Stockholder Approval has been obtained, by mutual written consent of the Company and Purchaser by action of their respective boards of directors.

9.2 Termination by Either Purchaser or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Purchaser or the Company if (a) the Merger shall not have occurred by November 12, 2012 (the “Outside Date”), whether before or after the Company Stockholder Approval has been obtained, (b) the Company Stockholder Approval referred to in Section 8.1(a) shall not have been obtained by 11:59 PM, New York time, on the first Business Day following the date hereof, or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable, whether before or after the Company Stockholder Approval has been obtained; provided, that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any Party that has breached its obligations under this Agreement in any manner that shall have proximately caused the failure of a condition to the consummation of the Merger.

9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Company Board prior to the Effective Time, either before or after the Company Stockholder Approval has been obtained:

(a) if the Company Board, subject to complying with the Company’s obligations and the terms and conditions of this Agreement, authorizes the Company to enter into a written agreement to effectuate a Superior Proposal; provided, that concurrently with such termination, the Company pays the Company Termination Fee payable pursuant to Section 9.5(b)(i); and provided, further, that the Company complies in all respects with Section 5.2;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Purchaser or Merger Sub in this Agreement, such that Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) twenty (20) days after written notice thereof is given by the Company to Purchaser or (ii) the Outside Date; provided, that the Company is not then in material breach of this Agreement;

(c) whether or not the Company has sought or is entitled to seek specific performance pursuant to Section 10.15, if (i) all conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable to a breach by Purchaser or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (ii) Purchaser and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, and the Waiver is not in full force and effect at such date, and (iii) the Company has confirmed in writing to Purchaser that all conditions set forth in Section 8.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 8.3 for purposes of consummating the Merger) and that the Company is ready, willing and able to consummate the Closing; or

(d) whether or not the Company has sought or is entitled to seek specific performance pursuant to Section 10.15, if (i) all conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time of the termination of this Agreement, capable of being satisfied if the Closing were to occur at such time) or the failure of which to be satisfied is attributable to a breach by Purchaser or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement), (ii) (A) the Waiver is in full force and effect, or Alternative Financing has been funded or will be funded at the date the Closing is required to have occurred pursuant to Section 1.2, or (B) the Waiver is not in full force and effect, and Alternative Financing has not been or cannot be funded, at the date the Closing is required to have occurred pursuant to Section 1.2 and such failure of effectiveness or funding is attributable to a breach by Purchaser or Merger Sub of their respective representations, warranties, covenants or agreements contained in this Agreement or in any other Contract related to the Financing, (iii) Purchaser and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2 and (iv) the Company has confirmed in writing to Purchaser that all conditions set forth in Section 8.3 have been satisfied (or that it would be willing to waive any unsatisfied conditions in Section 8.3 for purposes of consummating the Merger) and that the Company is ready, willing and able to consummate the Closing.

9.4 Termination by Purchaser. This Agreement may be terminated and the Merger may be abandoned by Purchaser prior to the Effective Time, either before or after the Company Stockholder Approval has been obtained:

(a) if the Company Board or any committee thereof shall have made a Change of Recommendation; or

(b) if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, such that Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) twenty (20) days after written notice thereof is given by Purchaser to the Company or (ii) the Outside Date; provided, that Purchaser is not then in material breach of this Agreement.

9.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability on the part of any Party (or of any of its respective directors, officers or other Representatives or Affiliates); provided, that (i) except as otherwise provided herein, no such termination shall relieve any Party of any liability or damages resulting from any willful or knowing breach of this Agreement and (ii) the Confidentiality Agreement and the provisions set forth in the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b) Company Termination Fee.

(i) If this Agreement is terminated (A) by Purchaser pursuant to Section 9.4(a), then the Company shall pay the Company Termination Fee to Purchaser in immediately available funds within five (5) Business Days after such termination or (B) by the Company pursuant to Section 9.3(a), then the Company shall pay the Company Termination Fee to Purchaser in immediately available funds concurrently with such termination.

(ii) If (A) this Agreement is terminated by Purchaser pursuant to Section 9.4(b) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein), (B) after the date of this Agreement and prior to the earlier of (1) the date of such termination and (2) the Effective Time, an Acquisition Proposal shall have been publicly announced or otherwise communicated to the Stockholders and (C) within one (1) year following the date of such termination (1) the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal or (2) such Acquisition Proposal shall have been consummated, then the Company shall pay to Purchaser in immediately available funds, concurrently with the consummation of such Acquisition Proposal, the Company Termination Fee; provided, that for purposes of this Section 9.5(b)(ii), all references to “15%” in the definition of “Alternative Transaction” shall be deemed to be references to “50%”.

(iii) In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Purchaser Termination Fees.

(i) If this Agreement is terminated by the Company pursuant to Section 9.3(b) or Section 9.3(d), then Purchaser shall, or shall cause or procure one of its Affiliates to, pay the Purchaser Breach Termination Fee to the Company in immediately available funds within five (5) Business Days after such termination.

(ii) If this Agreement is terminated by the Company pursuant to Section 9.3(c), then Purchaser shall, or shall cause or procure one of its Affiliates to, pay the Purchaser Financing Termination Fee to the Company in immediately available funds within five (5) Business Days after such termination.

(d) Other Costs and Expenses. Each Party acknowledges that the agreements contained in this Section 9.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the Company, Purchaser and Merger Sub would have entered into this Agreement. Accordingly, if the Company or Purchaser, as the case may be, fails promptly to pay any amount due to Purchaser or the Company, as the case may be, pursuant to this Section 9.5, it shall also pay any costs and expenses (including attorneys’ fees) incurred by the other Party in connection with a legal action to enforce this Agreement that results in a judgment against the paying Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(e) Notwithstanding anything to the contrary in this Agreement, if the Company fails to effect the Closing or otherwise breaches this Agreement or fails to perform hereunder, then, except for (i) an order of specific performance as and only to the extent expressly permitted by Section 10.15 or (ii) money damages as expressly permitted by Section 9.5(g), Purchaser’s and Merger Sub’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Company Related Parties in respect of this Agreement, any Contract executed in connection herewith (other than the Confidentiality Agreement) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article IX and collect, if due, (1) the Company Termination Fee and (2) any interest and other amounts payable pursuant to Section 9.5(d) and, upon payment of such amounts in accordance with Section 9.5(b), except in connection with an order of specific performance as and only to the extent expressly permitted by Section 10.15 or money damages as expressly permitted by Section 9.5(g), (A) no Company Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (other than the Confidentiality Agreement) or the transactions contemplated hereby or thereby, (B) neither Purchaser nor any other Purchaser Related Party shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith (other than the Confidentiality Agreement), any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and (C) Purchaser shall use its reasonable best efforts to cause any legal proceedings pending in connection with this Agreement, any Contract executed in connection herewith (other than the Confidentiality Agreement) or any of the transactions contemplated hereby or thereby, to the extent maintained by Purchaser, Merger Sub or another Purchaser Related Party against the Company, its Subsidiaries or any other Company Related Party, to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, (i) under no circumstances shall Purchaser and/or Merger Sub be entitled to collect the Company Termination Fee and any interest and other amounts payable pursuant to Section 9.5(d) on more than one occasion, (ii) under no circumstances shall Purchaser and/or Merger Sub be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 10.15 and any money damages, including all or any portion of the Company Termination Fee, and (iii) under no circumstances shall Purchaser and/or Merger Sub be permitted or entitled to receive both a grant of money damages and the Company Termination Fee.

(f) Notwithstanding anything to the contrary in this Agreement, if Purchaser and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except for an order of specific performance as and only to the extent expressly permitted by Section 10.15, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against the Purchaser Related Parties in respect of this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, but excluding the Confidentiality Agreement and the Limited Guarantee) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with this Article IX and collect, if due, (i) the Purchaser Breach Termination Fee or Purchaser Financing Termination Fee, as applicable, (ii) any interest and other amounts payable pursuant to Section 9.5(d) and (iii) any payments owing pursuant to the Limited Guarantee and, upon payment of such amounts in accordance with Section 9.5(c), except in connection with an order of specific performance as and only to the extent expressly permitted by Section 10.15, (A) no Purchaser Related Party shall have any further liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, but excluding the Confidentiality Agreement and the Limited Guarantee) or any of the transactions contemplated hereby or thereby, (B) neither the Company nor any other Company Related Party shall be entitled to bring or maintain any claim, action or proceeding against Purchaser, Merger Sub or any other Purchaser Related Party arising out of or in connection with this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, but excluding the Confidentiality Agreement and the Limited Guarantee) or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination, and (C) the Company shall use its reasonable best efforts to cause any legal proceedings pending in connection with this Agreement, any Contract executed in connection herewith (including the Equity Commitment Letter, but excluding the Confidentiality Agreement and the Limited Guarantee) or any of the transactions contemplated hereby or thereby, to the extent maintained by the Company or another Company Related Party against Purchaser, Merger Sub or any other Purchaser Related Party, to be dismissed with prejudice promptly following the payment of any such amounts. For the avoidance of doubt, (x) under no circumstances shall the Company be entitled to collect the Purchaser Breach Termination Fee or Purchaser Financing Termination Fee, as applicable, on more than one occasion and (y) under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the obligation to close contemplated by Section 10.15 and the Purchaser Breach Termination Fee or Purchaser Financing Termination Fee, as applicable.

(g) Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated by Purchaser pursuant to Section 9.4(b), and Purchaser is not entitled to a Company Termination Fee pursuant to Section 9.5(b)(ii) because the conditions to the payment of such Company Termination Fee set forth in Section 9.5(b)(ii)(B) and Section 9.5(b)(ii)(C) have not been met, then Purchaser shall be entitled to seek from the Company money damages (excluding punitive, lost profits, lost opportunity, benefit of the bargain, speculative or other damages to the extent that such other damages are not reasonably foreseeable), which damages may include, but need not be limited to, the amount of any documented, reasonable out-of-pocket costs and expenses actually incurred by Purchaser or Merger Sub in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement.

ARTICLE X

Miscellaneous and General

10.1 Survival. This Article X and the agreements of the Company, Purchaser and Merger Sub contained in Section 2.1 (The Certificate of Incorporation), Article III (Effect of the Merger on Capital Stock; Exchange of Certificates; Transfer of Uncertificated Shares), Section 6.3 (Indemnification; Directors’ and Officers’ Insurance), Section 6.4 (Employee Benefits and Compensation) and Section 7.8 (Expenses) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Purchaser and Merger Sub contained in Section 4.1(r) (Brokers and Finders), Section 4.2(h) (Brokers and Finders), Section 4.2(m) (No Other Representations or Warranties; Investigation by Purchaser and Merger Sub; Company’s Liability), Section 5.3 (Financing Cooperation), Section 7.6 (Confidentiality), Section 7.7 (Publicity), Section 7.8 (Expenses) and Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement, except that this Section 10.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.3 and Section 6.4.

10.2 Modification or Amendment. Subject to the provisions of applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, only by written agreement executed and delivered by duly authorized officers of the respective Parties.

10.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws.

10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO LAWS OF ANY OTHER JURISDICTION THAT MIGHT BE APPLIED BECAUSE OF THE CONFLICTS OF LAW PRINCIPLES OF THE STATE OF DELAWARE.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND OF THE DOCUMENTS REFERRED TO IN THIS AGREEMENT, AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR THE INTERPRETATION OR ENFORCEMENT HEREOF OR OF ANY SUCH DOCUMENT, THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT THE VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10.6 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(d) Notwithstanding anything in Section 10.5(a) to the contrary, each of the Parties agrees that it will not bring or support any Legal Action (whether at law, in equity, in contract, in tort or otherwise) against the lenders or any other Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including any joinder agreements or credit agreements relating thereto (each such Person, a “Debt Financing Source”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Waiver, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The provisions of this Section 10.5(d) shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted assigns (“Lender Related Parties”).

10.6 Notices. Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier, facsimile or email (.pdf) transmission and in the case of telecopier, facsimile or email (.pdf) transmission, with copies by overnight courier service or registered mail to the respective Parties as follows (or, in each case, as otherwise notified by any of the Parties) and shall be effective and deemed to have been given (i) immediately when sent by telecopier, facsimile or email between 9:00 A.M. and 6:00 P.M. (New York City time) on any Business Day (and when sent outside of such hours, at 9:00 A.M. (New York City time) on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day:

If to Purchaser or Merger Sub:

Golf Town USA Holdings, Inc.

c/o OMERS Private Equity Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2010

Toronto, ON M5J 2J2

Attention: Benson Li and Chantal Thibault, Esq.

Fax: (416) 864-3255

E-mail: BLi@omerspe.com

              CThibault@omerspe.com

with a copy to:

Weil, Gotshal & Manges LLP

100 Federal Street, 34th Floor

Boston, MA 02110-1848

Attention: Marilyn French, Esq.

Fax: (617) 772-8333

E-mail: marilyn.french@weil.com

If to the Company:

Golfsmith International Holdings, Inc.

11000 N IH 35

Austin, TX 78753

Attention: General Counsel

Fax: 512-837-1019

E-mail: jim.eliasberg@golfsmith.com

with, at all times prior to the Effective Time, a copy to:

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

Attention:  John M. Reiss, Esq.

          Gregory Pryor, Esq.

Fax:             (212) 354-8113

E-mail:         jreiss@ny.whitecase.com

          gpryor@ny.whitecase.com

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

10.7 Entire Agreement. This Agreement (including any exhibits hereto), the Voting Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

10.8 No Third Party Beneficiaries. Except (i) from and after the Effective Time, for the rights of the Stockholders to receive the consideration set forth in Article III (with respect to which the Stockholders shall be Third Party beneficiaries), (ii) as provided in Section 2.1 (The Certificate of Incorporation), (iii) as provided in Section 6.3 (Indemnification; Directors’ and Officers’ Insurance) (with respect to which the Indemnified Parties shall be Third Party beneficiaries only), (iv) as provided in Section 9.5(e) (with respect to which the Company Related Parties (other than the Company) shall be Third Party beneficiaries only) and Section 9.5(f) (with respect to which the Purchaser Related Parties (other than Purchaser and Merger Sub) shall be Third Party beneficiaries only) and (v) as provided Section 10.5(d) (Governing Law and Venue) (with respect to which the Lender Related Parties shall be Third Party beneficiaries only), Purchaser and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, to create any agreement of employment with any Person or to otherwise create any third-party beneficiary hereto. Any inaccuracies in any representations and warranties set forth herein are subject to waiver by the Parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Third Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date and this Agreement does not create any third party beneficiaries or otherwise confer upon any Person other than the Parties any rights or remedies hereunder, including, without limitation, the right to rely upon the representations, warranties and covenants set forth herein.

10.9 Obligations of Purchaser and of the Company. Whenever this Agreement requires a Subsidiary of Purchaser to take any action, such requirement shall be deemed to include an undertaking on the part of Purchaser to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger or the other transactions contemplated by this Agreement shall be paid by Purchaser when due.

10.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the economic, business and legal effect of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.12 Interpretation; Construction.

(a) Unless the express context otherwise requires:

(i) the table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof;

(ii) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(iii) where a reference in this Agreement is made to a Section, Subsection, Recital, Schedule or Exhibit, such reference shall refer, respectively, to a Section or Subsection of or Recital, Schedule or Exhibit to this Agreement;

(iv) where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Company or Purchaser, as applicable, such knowledge shall mean the actual knowledge of the individuals listed on Annex B or Annex C, as applicable;

(v) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;

(vi) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(vii) the terms “Dollars” and “$” mean U.S. dollars;

(viii) references herein to any gender shall include each other gender;

(ix) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 10.12 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(x) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(xi) references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(xii) references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof; and

(xiii) references herein to “as of the date hereof,” “as of the date of this Agreement” or words of similar import shall be deemed to mean the date of this Agreement as indicated in the Preamble.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) The fact that any item of information is disclosed in the Company Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement.

10.13 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of each of the other Parties and any purported assignment in violation of this Agreement will be void ab initio; provided, however, that Purchaser or Merger Sub may with prior written notice to the Company, assign all or any of their rights and obligations hereunder to any parties providing Alternative Financing pursuant to the terms thereof for purposes of creating a security interest herein or other assignment as collateral in respect of such Alternative Financing or to an affiliate of Purchaser (provided, such assignment does not release or modify the obligations of Purchaser or Merger Sub hereunder or the Guarantor under the Limited Guarantee or the Equity Investor under the Equity Commitment Letter); provided, further, that Purchaser may designate, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a “constituent corporation” in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not materially impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement or otherwise materially impede the rights of the Stockholders under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

10.14 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a Party shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. Except as otherwise provided in this Agreement, the exercise by a Party of any one remedy shall not preclude the exercise by such Party of any other remedy.

10.15 Specific Performance. (a) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance and other equitable relief, including an injunction or injunctions, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages, in accordance with Section 10.5, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(b) Notwithstanding anything in this Agreement to the contrary, however, the Parties hereby acknowledge and agree that the Company shall be entitled to specific performance to cause Purchaser and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter only if (a) all conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (and which are, at the time that the Company seeks specific performance pursuant to this Section 10.15, capable of being satisfied if the Closing were to occur at such time), (b) either the Waiver is in full force and effect or Alternative Financing has been funded or will be funded at the date the Closing is required to have occurred pursuant to Section 1.2, (c) Purchaser and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (d) the Company has confirmed in writing to Purchaser that all conditions set forth in Section 8.3 have been satisfied or that it would be willing to waive any unsatisfied conditions in Section 8.3 for purposes of consummating the Merger and it is ready, willing and able to consummate the Merger and (e) such specific performance would result in the consummation of the Merger in accordance with this Agreement substantially contemporaneously with the consummation of the Debt Financing (or alternative debt financing) and the Equity Financing.

(c) In the event that, pursuant to a claim for specific performance brought against Purchaser and/or Merger Sub pursuant to Section 10.15(b), a court rules that Purchaser and/or Merger Sub breached this Agreement in connection with their failure to effect the Closing in accordance with Section 1.2 and that the failure of any of the conditions necessary for specific performance set forth in Section 10.15(b) is attributable to such breach, but the court declines to enforce specifically the obligations of Purchaser and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letter and/or to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, then, in addition to the right of the Company to terminate this Agreement pursuant to Section 9.3 and collect the Purchaser Breach Termination Fee or the Purchaser Financing Termination Fee, as the case may be, then the Company shall have the right to be paid the Company’s costs and expenses (including attorneys’ fees) in connection with all actions to seek specific performance of Purchaser and Merger Sub’s obligations pursuant to this Agreement and/or the Financing Commitment Letters and all actions to collect such fee or expenses. In the event that, pursuant to a claim for specific performance brought against Purchaser and/or Merger Sub other than to cause Purchaser and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to Section 10.15(b), a court rules that Purchaser and/or Merger Sub breached this Agreement, but the court declines to enforce specifically the obligations of Purchaser and/or Merger Sub, then, in addition to the right of the Company to terminate this Agreement pursuant to Section 9.3 and collect the Purchaser Breach Termination Fee or the Purchaser Financing Termination Fee, as the case may be, the Company shall have the right to be paid the Company’s costs and expenses (including attorneys’ fees) in connection with all actions to seek specific performance of Purchaser and Merger Sub’s obligations pursuant to this Agreement and all actions to collect such fee or expenses.

(d) For the avoidance of doubt, in no event shall the exercise of the Company’s right to seek specific performance pursuant to this Section 10.15 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to Section 9.3 and be paid the applicable Purchaser termination fee; provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of the consummation of the Merger pursuant to this Section 10.15 and the payment of all or any portion of any Purchaser termination fee.

10.16 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term. In addition, for purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company and any Person making an Acquisition Proposal entered into prior to the date hereof, or if entered into on or after the date hereof, that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Affiliate” when used with respect to any Party means any Person who is an “affiliate” of that Party within the meaning of Rule 405 promulgated under the Securities Act.

“Affiliate Transaction” means a transaction that would be subject to disclosure pursuant to Item 404 of Regulation S-K under the Securities Act.

“Alternative Transaction” means any of the following events: (i) any tender or exchange offer (including a self-tender offer or exchange offer) that, if consummated, would result in a Third Party beneficially owning fifteen percent (15%) or more of any class of equity or voting securities of the Company or of all of the equity or voting securities of any of its Subsidiaries whose assets, individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company, (ii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, sale of substantially all the assets or other similar transaction involving the Company or any of its Subsidiaries whose assets individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company or (iii) the acquisition by a Third Party of fifteen percent (15%) or more of any class of equity or voting securities of the Company or of all of the equity or voting securities of any of its Subsidiaries whose assets individually or in the aggregate, constitute fifteen percent (15%) or more of the consolidated assets of the Company, or of fifteen percent (15%) or more of the consolidated assets or operations of the Company in a single transaction or a series of related transactions.

“Antitrust Authority” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.

“Antitrust Laws” means the Sherman Act, as amended; the Clayton Act, as amended; the HSR Act; the Federal Trade Commission Act, as amended; and all other federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York or Austin, Texas.

“Change of Recommendation” means to (i) withhold, withdraw, amend, modify or qualify (or publicly propose to or publicly state the intention to withhold, withdraw, amend, modify or qualify) in any manner adverse to Purchaser or Merger Sub the Company Recommendation; (ii) approve, recommend or declare advisable (or publicly propose to or publicly state the intention to approve, recommend or declare advisable) any Acquisition Proposal or Alternative Transaction; (iii) resolve by action of the Company Board or the Transaction Committee to take any such action described in clauses (i) or (ii); or (iv) cause or permit the Company to enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument (other than an Acceptable Confidentiality Agreement as permitted by Section 5.2) related to any Alternative Transaction; provided, that none of (A) the determination by the Company Board or Transaction Committee that an Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (B) the disclosure by the Company of such determination or (C) the delivery by the Company of the notice required under Section 5.2(b) or Section 5.2(c), shall constitute a Change of Recommendation.

“Company Material Adverse Effect” means a material adverse effect on the assets, liabilities, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, that no effect resulting from any of the following shall constitute a Company Material Adverse Effect or be taken into account in determining whether or not there has been or is or would be reasonably expected to be a Company Material Adverse Effect:

(A) general economic, business or political conditions;

(B) conditions or changes in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (x) interest rates or currency exchange rates in the United States or any other country or region in the world and exchange rates for the currencies of any countries; and (y) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the counter market operating in the United States or any other country or region in the world;

(C) any change in any applicable Laws by any Governmental Entity or GAAP (or authoritative interpretations or enforcement thereof);

(D) changes or developments affecting generally the industries or markets in which the Company or any of its Subsidiaries conduct business;

(E) the announcement of this Agreement or the Voting Agreement and the transactions contemplated hereby and thereby or any communication by Purchaser or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or any of its Subsidiaries;

(F) the pendency or consummation of the transactions contemplated by this Agreement or the Voting Agreement or any actions by Purchaser, Merger Sub or the Company taken as required by this Agreement or the Voting Agreement or any failure to take action that is restricted by this Agreement or the Voting Agreement;

(G) political conditions in the United States or any other country or region in the world or any natural or man-made disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(H) any (x) change, in and of itself, in the market price or trading volume of the Shares or the credit rating of the Company or its Subsidiaries or any of their obligations or (y) failure, in and of itself, by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood, in each of (x) and (y), that the underlying facts giving rise to or contributing to such change or failure may be taken into account in determining whether or not there has been or is or would be reasonably expected to be a Company Material Adverse Effect, unless otherwise excluded from such determination pursuant to clauses (A) through (K) of this definition);

(I) any action taken or not taken at the written request of, or with the written consent or waiver of, Purchaser or Merger Sub;

(J) any litigation relating to this Agreement or the Voting Agreement or the transactions contemplated hereby or thereby; or

(K) any failure to satisfy a condition to borrowing, any default, or any prepayment or termination under the Revolving Credit Facility, in each case, in and of itself,

provided, that with respect to clauses (A), (D), and (G), such changes, circumstances, conditions, developments, effects, events, occurrences or states of facts do not have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries in which the Company and its Subsidiaries operate.

“Company Related Parties” means (i) the Company and its Subsidiaries, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

“Company Termination Fee” means $3,800,000.

“Environmental Law” means any Law relating to pollution, contamination, wastes, Hazardous Substances or the protection of the environment, natural resources, human health or safety, or the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“Hazardous Substances” means any and all substances, materials or wastes defined or regulated as “hazardous,” “toxic waste,” a “pollutant,” a “contaminant,” or words of similar meaning or effect under any applicable Environmental Law, including petroleum, petroleum products, pesticides, dioxin, infectious material, polychlorinated biphenyls, asbestos and asbestos containing materials, radioactive materials and radon.

“Intellectual Property” means all: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals and extensions of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, substitutes, reexaminations and reissues; (iii) confidential information, trade secrets and know-how, including processes, algorithms, schematics, methods (including business methods), compositions, formulae, drawings, prototypes, models, designs, specifications, technology, customer lists and supplier lists (collectively, “Trade Secrets”); and (iv) published and unpublished works of authorship, whether copyrightable or not (including software and databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Lazard” means Lazard Frères & Co. LLC and Lazard Middle Market LLC.

“Notification and Report Form” means a Notification and Report Form required under the HSR Act with respect to the Merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission.

“Permitted Liens” means (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (ii) Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or which are being contested in good faith and by appropriate proceedings with a maintenance of appropriate reserves on the balance sheet of the Company for payment of same in accordance with GAAP, (iii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or any of its Subsidiaries has easement rights or on any Leased Real Property and subordination or similar agreements relating thereto, (iv) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business with respect to obligations which are not delinquent, and (v) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions or zoning, entitlement, building and other land use regulations imposed by Governmental Entities and other similar matters that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Purchaser Breach Termination Fee” means $8,200,000.

“Purchaser Financing Termination Fee” means $6,500,000.

“Purchaser Material Adverse Effect” means any effect that would reasonably be expected to prevent or materially delay or impede consummation by Purchaser or Merger Sub of the Merger or the other transactions contemplated by this Agreement or the Voting Agreement.

“Purchaser Related Parties” means (i) Purchaser, Merger Sub and the Guarantor, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Purchaser, Merger Sub or the Guarantor or (iii) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, Affiliates, agents, investment bankers, attorneys, accountants and other advisors or representatives.

“Revolving Credit Facility” means that certain credit facility by and among Golfsmith International, L.P., Golfsmith NU, L.L.C. and Golfsmith USA, L.L.C., as borrowers, the Company and the other Subsidiaries of the Company identified therein as credit parties and General Electric Capital Corporation, as administrative agent and lender.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liabilities of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Stock Plan” means the Company’s 2006 Incentive Compensation Plan, and the 2002 Incentive Plan and Non-Employee Director Compensation Plan.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means a written Acquisition Proposal (except that for purposes of this definition, references in the definition of Alternative Transaction to “fifteen percent (15%)” shall be “fifty percent (50%)”) which is otherwise on terms which the Company Board, upon the recommendation of the Transaction Committee, determines in good faith, after consultation with its outside legal counsel and a financial advisor, and taking into account all the terms and conditions of the Acquisition Proposal, (i) would result in a transaction that, if consummated, is more favorable to the Stockholders from a financial point of view than the Merger (or, if applicable, any proposal by Purchaser to amend the terms of this Agreement) and (ii) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

“Tax” (including, with correlative meaning, the term “Taxes”) includes (i) all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital stock, ad valorem, social security, estimated taxes, transfer, license, inventory, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties, charges or assessments of any nature whatsoever, (ii) all interest, penalties and additions imposed with respect to such amounts described in clause (i) and any interest in respect of such penalties and additions; and (iii) any liability in respect of any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of Law or Treasury Regulation 1.1502-6(a) (or any predecessor or successor thereof, or any similar provision of Law).

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority relating to Taxes.

“Third Party” means any Person other than Purchaser, Merger Sub, the Company or any Affiliate thereof.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date hereof.

GOLFSMITH INTERNATIONAL HOLDINGS, INC.

By	/s/ Martin E. Hanaka
Name: Martin E. Hanaka
Title: Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

GOLF TOWN USA HOLDINGS INC.

By	/s/ David Spence
Name: David Spence
Title: Secretary

By	/s/ Michael Graham
Name: Michael Graham
Title: Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

MAJOR MERGER SUB, INC.

By	/s/ Benson Li
Name: Benson Li
Title: Vice President

By	/s/ Don Morrison
Name: Don Morrison
Title: Vice President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

ANNEX A

DEFINED TERMS

Terms	Section
Acceptable Confidentiality Agreement	10.16

Acquisition Proposal	5.2(a)

Affiliate	10.16

Affiliate Transaction	10.16

Agreement	Preamble

Alternative Financing	5.3(a)

Alternative Transaction	10.16

Antitrust Authority	10.16

Antitrust Laws	10.16

Applicable Date	4.1(e)(i)

Bankruptcy and Equity Exception	4.1(c)(i)

Benefit Plans	4.1(h)(i)

Business Day	10.16

Bylaws	2.2

Certificate	3.1(a)

Certificate of Merger	1.3

Change of Recommendation	10.16

Charter	2.1

Closing	1.2

Closing Date	1.2

Code	3.2(g)

Common Stock	3.1(a)

Company	Preamble

Company Award Consideration	3.3(b)

Company Awards	3.3(b)

Company Board	Recitals

Company Disclosure Letter	4.1(a)

Company Intellectual Property	4.1(p)(ii)

Company Labor Agreements	4.1(o)

Company Material Adverse Effect	10.16

Company Option	3.3(a)

Company Recommendation	4.1(c)(ii)(B)

Company Related Parties	10.16

Company Reports	4.1(e)(i)

Company Stockholder Approval	4.1(c)(i)

Company Termination Fee	10.16

Confidentiality Agreement	7.6

Contract	4.1(d)(ii)(B)

Costs	6.3(a)

Current D&O Insurance	6.3(c)

Data Room	4.1(a)

Debt Financing	4.2(d)(ii)

Debt Financing Source	10.5(d)

DGCL	Recitals

Dissenting Stockholders	3.1(a)

Divestiture	7.3(c)(iv)

DSU Award Agreement	3.3(b)

Effective Time	1.3

Employees	4.1(h)(i)

Encumbrance	4.1(k)(iv)

Environmental Law	10.16

Equity Commitment Letter	4.2(d)(i)

Equity Financing	4.2(d)(i)

Equity Investor	4.2(d)(i)

ERISA	4.1(h)(i)

ERISA Affiliate	4.1(h)(ii)

Exchange Act	4.1(a)

Exchange Fund	3.2(a)

Excluded Share	3.1(a)

Financing	4.2(d)(ii)

Financing Commitment Letters	4.2(d)(ii)

GAAP	4.1(e)(iv)

Governmental Entity	4.1(d)(i)(F)

Guarantor	Recitals

Hazardous Substances	10.16

HSR Act	4.1(d)(i)(B)

Indemnified Parties	6.3(a)

Information Statement	4.1(t)

Intellectual Property	10.16

IRS	4.1(h)(ii)

Laws	4.1(i)

Lazard	10.16

Leased Real Property	4.1(k)(iii)

Legal Action	6.3(a)

Lender Related Parties	10.5(d)

Licenses	4.1(i)

Lien	4.1(a)

Limited Guarantee	Recitals

Material Contracts	4.1(j)(i)(K)

Maximum Premium	6.3(c)

Merger	Recitals

Merger Sub	Preamble

Merger Consideration	3.1(a)

NASDAQ	4.1(e)(ii)

Notice Period	5.2(c)

Notification and Report Form	10.16

Option Consideration	3.3(a)

Order	8.1(d)

Outside Date	9.2(a)

Owned Real Property	4.1(k)(i)(A)

Party	Preamble

Paying Agent	3.2(a)

Per Share Merger Consideration	3.1(a)

Performance Share Award Agreement	3.3(b)

Permitted Liens	10.16

Person	10.16

Principal Stockholder	Recitals

Purchaser	Preamble

Purchaser Approvals	4.2(c)(i)(F)

Purchaser Benefit Plans	6.4

Purchaser Breach Termination Fee	10.16

Purchaser Financing Termination Fee	10.16

Purchaser Material Adverse Effect	10.16

Purchaser Related Parties	10.16

Registered	10.16

Representatives	10.16

Revolving Credit Facility	10.16

RSU Award Agreement	3.3(b)

Sarbanes-Oxley Act	4.1(e)(iii)

SEC	4.1(e)(i)

Securities Act	4.1(e)(i)

Share	3.1(a)

Solvent	10.16

Stock Plan	10.16

Stockholder	Recitals

Subsidiary	10.16

Superior Proposal	10.16

Surviving Corporation	1.1

Takeover Statute	4.1(l)

Tax	10.16

Tax Return	10.16

Third Party	10.16

Trade Secrets	10.16

Transaction Committee	Recitals

Transaction Committee Recommendation	Recitals

Uncertificated Share	3.1(a)

Voting Agreement	Recitals

Waiver	4.2(d)(ii)

WARN	4.1(o)

Written Consent	7.9(a)

ANNEX B

COMPANY KNOWLEDGE PERSONS

1.	James Eliasberg

2.	Eli Getson

3.	Sue Gove

4.	Martin Hanaka

5.	Ron Ivanitch

6.	Anna Jobe

7.	Steve Larkin

8.	Andy Spratt

ANNEX C

PURCHASER KNOWLEDGE PERSONS

1.	Benson Li

2.	Don Morrison

3.	David Spence

EXHIBIT A

CHARTER

(see attached)